   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1994
                                                        REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            APOGEE ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                                       41-0919654
               MINNESOTA                            (I.R.S EMPLOYER
      (STATE OR OTHER JURISDICTION                IDENTIFICATION NO.)
   OF INCORPORATION OR ORGANIZATION)

                      7900 XERXES AVENUE SOUTH, SUITE 1800
                       MINNEAPOLIS, MINNESOTA 55431-1159
                                 (612) 835-1874
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                               DONALD W. GOLDFUS
                            CHIEF EXECUTIVE OFFICER
                            APOGEE ENTERPRISES, INC.
                      7900 XERXES AVENUE SOUTH, SUITE 1800
                       MINNEAPOLIS, MINNESOTA 55431-1159
                                 (612) 835-1874
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                   COPIES TO:
              LEE R. MITAU                          JOHN R. HOUSTON
            DORSEY & WHITNEY                    LINDQUIST & VENNUM PLLP
         220 SOUTH SIXTH STREET                     4200 IDS CENTER
      MINNEAPOLIS, MINNESOTA 55402            MINNEAPOLIS, MINNESOTA 55402
                               ----------------
             (612) 340-2780                          (612) 371-3279

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                  PROPOSED
                                                     PROPOSED      MAXIMUM
                                                     MAXIMUM      AGGREGATE   AMOUNT OF
     TITLE OF EACH CLASS OF         AMOUNT TO BE  OFFERING PRICE  OFFERING   REGISTRATION
   SECURITIES TO BE REGISTERED     REGISTERED(1)   PER SHARE(2)   PRICE(2)       FEE
- -----------------------------------------------------------------------------------------
Common Stock ($.33 1/3 par val-
 ue).............................  920,000 shares     $15.25     $14,030,000    $4,838
- -----------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Includes 120,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based upon the average of the high and low sale prices of the Company's Common Stock on September 20, 1994, as reported by the Nasdaq National Market.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1994

                                 800,000 SHARES

                                      LOGO

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by the Selling Shareholder. See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of these shares. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "APOG." On September 26, 1994, the last reported sale price of the Common Stock was $16.75 per share. See "Dividends and Price Range of Common Stock."

                                  -----------

  SEE "INVESTMENT CONSIDERATIONS" FOR INFORMATION PROSPECTIVE INVESTORS SHOULD
                                   CONSIDER.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                         UNDERWRITING
                                       PRICE TO          DISCOUNTS AND    PROCEEDS TO SELLING
                                        PUBLIC          COMMISSIONS(1)      SHAREHOLDER(2)
- ---------------------------------------------------------------------------------------------
Per Share........................        $                   $                  $
- ---------------------------------------------------------------------------------------------
Total (3)........................     $                   $                   $
- ---------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Selling Shareholder estimated at $160,000.

(3) The Selling Shareholder has granted the Underwriters a 30-day option to purchase an aggregate of up to 120,000 additional shares of Common Stock to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds
    to the Selling Shareholder will be $          , $          and $         ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common
Stock will be made on or about             , 1994.

                                      LOGO

               THE DATE OF THIS PROSPECTUS IS             , 1994.

                             AVAILABLE INFORMATION

  Apogee Enterprises, Inc. ("Apogee" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained herein concerning provisions of any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of each document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended February 26, 1994, and Quarterly Reports on Form 10-Q for the quarters ended May 28, 1994 and August 27, 1994, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 7900 Xerxes Avenue South, Suite 1800, Minneapolis, Minnesota 55431-1159, Attention: Chief Financial Officer. Telephone requests may be directed to the Chief Financial Officer at (612) 835-1874.

                               ----------------

  HARMON GLASS(R), HARMON GLASS NETWORK(R), HARMON CONTRACT(R), NORMENT(R), AIRTEQ(R), EMSS(R), VIRATEC(R), TRU VUE(R), THE GLASS DEPOT(R), NANIK(R), THE SHUTTERY(R), AND LINETEC(R) ARE REGISTERED TRADEMARKS OF APOGEE ENTERPRISES, INC. OR ITS SUBSIDIARIES. MARVIN WINDOWS IS A TRADEMARK OF MARVIN LUMBER AND CEDAR COMPANY.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

APOGEE ENTERPRISES, INC.

                          NONRESIDENTIAL CONSTRUCTION

Apogee's Commercial Construction, Glass Fabrication and Window Fabrication Divisions provide products and services to the domestic and international nonresidential construction markets. Nonresidential construction is the primary market served by Apogee, comprising 62% of fiscal year 1994 sales. The Commercial Construction Division (Harmon Contract) is the nation's largest curtainwall and window systems subcontractor; the Glass Fabrication Division (Viracon) is a leading architectural glass fabricator; and the Window Fabrication Division (Wausau Metals) specializes in high-end architect-specified windows.

(Photograph - See Graphic Material Cross-Reference Page for description)
LIBRARY OF CONGRESS,
WASHINGTON, D.C.
Wausau Metals' S.E.A.L. (Sound, Energy, Air and Light Control) windows have been installed in historic buildings to improve the thermal and acoustical performance without changing the exterior appearance of the buildings.

(Photograph - See Graphic Material Cross-Reference Page for description)
FIRST BANK PLACE,
MINNEAPOLIS, MINNESOTA
Harmon Contract installed the curtainwall for this landmark building, procuring the architectural glass from Viracon and the aluminum framing system from Wausau Metals.

(Photograph - See Graphic Material Cross-Reference Page for description)
GRAND SLAM CANYON, LAS VEGAS, NEVADA
Viracon supplied over 300,000 square feet of pink reflective, double laminated, insulating glass for the Grand Slam Canyon, a five-acre theme park totally encased within a climate-controlled glass adventuredome, which is the largest space-frame dome in the United States.

(Photograph - See Graphic Material Cross-Reference Page for description) PETRONAS TOWERS,
KUALA LUMPUR, MALAYSIA
Harmon Contract is providing curtainwall for the 88-story twin towers, which are currently under construction and will be the world's tallest office building. This is Harmon Contract's largest curtainwall contract to date at $80 million.

AUTOMOTIVE GLASS

Apogee serves the replacement automotive glass market through its Glass Fabrication and Installation and Distribution Divisions. The replacement automotive glass market is the second largest market served by Apogee, representing 32% of fiscal year 1994 sales. The Glass Fabrication Division (Viracon/Curvlite) is a leading manufacturer of replacement automotive glass for foreign cars. The Company believes that its Installation and Distribution Division is the second largest replacement automotive glass retailer (Harmon Glass) in the U.S. The Installation and Distribution Division also operates automotive glass wholesale distribution centers under the "The Glass Depot" name.

(Photograph -- See Graphic Material Cross-Reference Page for description) HARMON GLASS AND THE
GLASS DEPOT LOCATIONS
There are 238 Harmon Glass service centers and 51 Glass Depot distribution centers located throughout 38 states.

(Photograph -- See Graphic Material Cross-Reference Page for description) HARMON GLASS service centers offer fast, convenient and guaranteed auto glass repair or replacement.

(Photograph -- See Graphic Material Cross-Reference Page for description)
THE HARMON GLASS
NETWORK refers insurance claims to Harmon Glass service centers, as well as to a network of over 3,200 automotive glass stores, and efficiently handles claims processing for both the insurer and insured.

(Photograph -- See Graphic Material Cross-Reference Page for description) VIRACON/CURVITE specializes in fabricating limited volume, foreign and domestic replacement windshields that meet or exceed original manufacturer's specifications.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is a leader in the engineering, fabrication and installation of exterior wall panels ("curtainwall"), aluminum window systems, glass panels, windshields and related products and services for the nonresidential construction, replacement automotive glass and selected consumer products markets. Operating through four divisions and two joint ventures, the Company's strategy is to establish leading competitive positions in markets related to its expertise in the fabrication and installation of curtainwall, window systems and glass. The Company's primary operating units include:

  . COMMERCIAL CONSTRUCTION DIVISION ("CCD"). CCD is the nation's largest subcontractor of curtainwall and window systems for the commercial and institutional construction markets. The division markets its services domestically and internationally to general contractors, architectural design firms and building owners, emphasizing its extensive engineering, design and technical capabilities, project management expertise and customer service focus.

  . WINDOW FABRICATION DIVISION ("WFD"). WFD manufactures aluminum window systems and curtainwalls for commercial and institutional buildings. The division's products are sold to distributors, contractors and subcontractors, including CCD, primarily on the basis of extensive design and technical capabilities and responsive customer service. WFD specializes in high-end customized window products, and targets remodeling and renovation projects, in addition to new construction projects. WFD also produces window coverings, such as venetian blinds and shutters, for the commercial and residential markets.

  . GLASS FABRICATION DIVISION ("GFD"). GFD is a leading fabricator in the United States of architectural glass, including tempered, laminated and insulating glass, for the nonresidential construction market. GFD sells architectural glass to building contractors and subcontractors, including CCD, and emphasizes its single source, large scale manufacturing capabilities, broad product line and competitive pricing. Marcon Coatings, Inc. ("Marcon"), a joint venture with Marvin Windows ("Marvin"), provides glass coating services to Marvin for residential windows and to GFD for architectural glass, as well as to outside customers. The division is also a leading fabricator of replacement windshields for foreign cars, and is a major manufacturer of picture frame glass.

  . INSTALLATION AND DISTRIBUTION DIVISION ("IDD"). IDD is a leading installer of replacement automotive glass through its 238 Harmon Glass service centers located nationwide. The Company believes it is the second largest replacement automotive glass retailer in the United States. Harmon Glass provides automotive windshield and window replacement and repair services to insurance company claims offices and their policyholders, automotive leasing and fleet operators and individual car owners. IDD also operates 51 Glass Depot automotive glass wholesale distribution centers that distribute windshields and other automotive glass products to Harmon Glass and other retail automotive glass service centers.

  . VIRATEC THIN FILMS ("VIRATEC"). As part of a joint venture with Marvin,
   Viratec produces anti-reflective and highly reflective thin film, optical grade coatings for personal computer anti-glare screens, electronic displays, projectors, laser scanners and similar equipment. The Company has made significant investments in Viratec's operations in recent years and is developing commercial applications for Viratec's more advanced technologies, including a project to develop commercially feasible manufacturing capabilities to apply thin film anti-glare coatings directly to the curved face of cathode ray tubes ("CRTs") used in computer monitors, televisions and other electronic displays.

  The Company believes it has been able to maintain its position as a leader in its nonresidential construction markets despite difficult market conditions in recent years by competing more effectively through cost reductions, improving project bidding procedures, expanding its international project capabilities (particularly in Asia which has experienced growth in nonresidential construction in recent years) and increasing its institutional building and renovation project efforts. In addition, the Glass Fabrication Division has invested in new equipment and has increased its manufacturing capacity in order to reduce production costs and to increase quality, timeliness and service. In recent years, the replacement automotive glass industry's pricing structure has changed significantly as major purchasers of automotive glass, such as insurance companies, increasingly have negotiated volume pricing and entered into preferred or exclusive provider arrangements with a limited number of replacement glass providers at significant discounts from historical levels. In response to these changes, the Installation and Distribution Division is investing in information systems and electronic processing to handle more efficiently all aspects of insurance claims processing, while closing underperforming retail stores and expanding retail locations selectively in markets providing opportunities for growth. The Company seeks to maintain a decentralized divisional structure to respond quickly to changes in market conditions, while seeking opportunities to coordinate the operations of the divisions and provide integrated services and products on appropriate projects. During the first half of fiscal 1995, the Company's financial results have benefitted from these initiatives, as well as slowly improving conditions in the nonresidential construction market.

                                  THE OFFERING

Common Stock offered by the Selling  800,000 shares
 Shareholder.......................
Common Stock outstanding...........  13,417,081 shares (1)
Use of proceeds....................  The Selling Shareholder will receive all of the proceeds from the sale of the shares
                                     being offered.
Nasdaq National Market symbol......  APOG

- --------
(1) Does not include 616,514 shares of Common Stock reserved for issuance upon exercise of outstanding stock options.

                              SELLING SHAREHOLDER

  The Russell H. Baumgardner Trust of 1986 (the "Selling Shareholder") is selling all of the shares of Common Stock offered hereby. The Selling Shareholder owns shares of Common Stock previously held by Russell H. Baumgardner, the Company's founder and former Chairman and Chief Executive Officer, who died in January 1994. The trustees of the Selling Shareholder have recommended the sale of the shares of Common Stock to be sold in this offering in order to obtain funds to satisfy certain of the trust's obligations and to diversify the assets to be distributed to the trust's beneficiaries pursuant to the terms of the trust. The trustees of the trust are Donald W. Goldfus, the Company's Chairman and Chief Executive Officer, and Laurence J. Niederhofer and
O. Walter Johnson, who are also members of the Company's Board of Directors. See "Management." Upon completion of this offering the Selling Shareholder will beneficially own 1,403,614 shares of Common Stock (assuming the over-allotment option is not exercised), or approximately 10.5% of the outstanding shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            FISCAL YEAR ENDED,                      SIX MONTHS ENDED,
                         -------------------------------------------------------- ---------------------
                         MARCH 3, MARCH 2, FEBRUARY 29, FEBRUARY 27, FEBRUARY 26, AUGUST 28, AUGUST 27,
                           1990     1991       1992         1993       1994 (1)    1993 (1)     1994
                         -------- -------- ------------ ------------ ------------ ---------- ----------
RESULTS OF OPERATIONS
 DATA:
Net sales............... $589,657 $599,525   $596,281     $572,450     $688,233    $324,320   $364,898
Operating income........   30,399   30,232     16,720        8,244        9,352       6,695     12,664
Net earnings............   14,095   17,017      8,505        4,514        3,833       3,884      6,894
Earnings per share...... $   1.04 $   1.25   $    .63     $    .34     $    .29    $    .29   $    .51
Dividends per share..... $    .20 $    .24   $    .26     $    .27     $    .29    $    .14   $    .15
Weighted average shares
 outstanding............   13,566   13,630     13,512       13,293       13,289      13,240     13,412
BALANCE SHEETS DATA:
Working capital......... $ 59,897 $ 60,184   $ 65,365     $ 69,242     $ 80,440    $ 83,614   $ 96,948
Total assets............  244,103  250,343    249,509      251,456      306,188     289,321    315,107
Long-term debt..........   41,366   29,398     25,267       28,419       35,688      42,120     50,341
Shareholders' equity....   95,754  109,050    113,781      112,335      114,063     114,896    120,307

- --------
(1) Fiscal 1994 and six months ended August 28, 1993 figures reflect the cumulative effect of a change in accounting for income taxes, which increased net earnings by $525,000, or $.04 per share.

                                ----------------
  Except as otherwise specified, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                           INVESTMENT CONSIDERATIONS

  In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following investment considerations in evaluating the Company and its businesses before purchasing shares of the Common Stock offered hereby.

INDUSTRY CONDITIONS

  The Commercial Construction Division, Window Fabrication Division and the Glass Fabrication Division serve the United States and international nonresidential construction markets, which tend to be cyclical in nature and sensitive to changes in general economic conditions. Nonresidential construction, particularly the domestic office building segment, has declined significantly in recent years both in terms of dollars and square feet of new contract awards. As a result of this declining market, the Company has experienced reduced margins and operating losses for these divisions. While industry conditions for the domestic nonresidential construction market have slowly improved over the past several quarters, there can be no assurance that market conditions will continue to improve. In addition, the Glass Fabrication and the Installation and Distribution Divisions serve the replacement automotive glass market which tends to be cyclical in nature. This market's pricing structure has changed significantly in recent years as insurance companies seek volume pricing at significant discounts from historical levels and attempt to enter into preferred or exclusive provider arrangements with a limited number of providers. There can be no assurance that the Company will be able to improve or maintain its margins or that it will be selected by insurance companies as a provider of replacement automotive glass on a regional or national basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

COMPETITIVE ENVIRONMENT

  The Company's divisions operate in industries that are highly competitive and that, other than the industry in which the Company's Viratec joint venture competes, are fairly mature. These competitive factors, as well as difficult industry conditions in recent years, have caused declines in sales volumes and increased pricing pressures in the Company's markets, resulting in over-capacity and consolidation in these markets. The Company expects its markets to remain highly competitive. The Company faces competition from other major contractors, subcontractors, manufacturers, fabricators and installers in each of its markets, certain of which may have greater financial or other resources than the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

INTERNATIONAL OPERATIONS

  The Company is making increased efforts to develop business in international markets, including Asia and Europe. In order to enter international markets effectively, the Company faces certain challenges, including establishing the acceptance of the Company in the local market, adapting its business practices to local patterns and developing commercial relationships with local market participants. In addition, the Company's international businesses are subject to the general risks of doing business abroad, including that it has less experience in international sales and markets than in its domestic markets and it is subject to the risk of adverse fluctuations in currency exchange rates. For fiscal 1993 and fiscal 1994, these factors and start up costs for the Company's international offices contributed to operating losses by the Commercial Construction Division for its international operations. The Company's international operations may be adversely affected by governmental, political, economic and competitive conditions in other countries in which it does business. See "Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

RESTRUCTURING PROGRAM

  In response to difficult industry conditions and increasing competitive pressures, the Company has taken steps to reorganize and restructure its nonresidential construction businesses. The restructuring was undertaken to better position the Company in its markets going forward, and as a result of such restructuring, the Company recorded a $5.6 million (pre-tax) restructuring and asset valuation charge in the fourth quarter of fiscal 1994. There can be no assurance that these restructuring charges are adequate for the Company's businesses or that they will result in meaningful cost reductions or improvements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                USE OF PROCEEDS

  All of the shares of Common Stock offered hereby are being sold by the Selling Shareholder. The Selling Shareholder will receive all of the proceeds, and the Company will not receive any of the proceeds, from the sale of the shares being offered.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and total capitalization of the Company and its subsidiaries at August 27, 1994.

                                                                   AUGUST 27,
                                                                      1994
                                                                 --------------
                                                                 (IN THOUSANDS)
   Short-term debt (including current installments of long-term
    debt)......................................................     $ 22,581
                                                                    ========
   Long-term debt, less current installments...................     $ 50,341
   Shareholders' equity:
     Common stock, $.33 1/3 par value; authorized 50,000,000
      shares; issued and outstanding, 13,417,081 shares (1)....        4,472
     Additional paid-in capital................................       19,039
     Retained earnings.........................................       96,796
                                                                    --------
       Total shareholders' equity..............................      120,307
                                                                    --------
         Total capitalization..................................     $170,648
                                                                    ========

- --------
(1) Does not include 616,514 shares of Common Stock reserved for issuance upon exercise of outstanding stock options.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

  The following table sets forth the high and low sales prices of the Common Stock on the Nasdaq National Market and the cash dividends declared per share of Common Stock for the fiscal periods indicated.

                                               MARKET PRICE   DIVIDENDS DECLARED
                                              ---------------    PER SHARE OF
   FISCAL QUARTER (ENDED)                      HIGH     LOW      COMMON STOCK
   ----------------------                     ------- ------- ------------------
   1993
   First (May 30, 1992)...................... $12 3/4 $10 1/4       $.065
   Second (August 29, 1992)..................  10 3/4   8 1/4        .065
   Third (November 28, 1992).................  12 1/4   9 3/4        .070
   Fourth (February 27, 1993)................  12 1/4 9 / 3/4        .070
   1994
   First (May 29, 1993)...................... $12 1/2 $10 1/4       $.070
   Second (August 28, 1993)..................  14 1/4  11 1/2        .070
   Third (November 27, 1993).................  14 1/2  11 1/4        .075
   Fourth (February 26, 1994)................  17 3/4  13 1/2        .075
   1995
   First (May 28, 1994)...................... $15 1/4 $11 1/2       $.075
   Second (August 27, 1994)..................  15 3/4  11 3/4        .075
   Third (through September 26, 1994)........  16 3/4  14 1/4          --

  It is the Company's policy to pay quarterly cash dividends in May, August, November and February to holders of Common Stock. Cash dividends have been paid each quarter since 1974 and have been increased each year since 1974. Future dividends will be determined by the Company's Board of Directors after consideration of the earnings and financial condition of the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected financial data derived from the Company's financial statements. The financial data for the six months ended August 28, 1993 and August 27, 1994 have been derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations and financial position for the periods and as of the dates presented. The results of operations for the six months ended August 27, 1994 are not necessarily indicative of the results to be anticipated for the entire fiscal year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto contained elsewhere in this Prospectus.

                                             FISCAL YEAR ENDED,                      SIX MONTHS ENDED,
                          -------------------------------------------------------- ---------------------
                          MARCH 3, MARCH 2, FEBRUARY 29, FEBRUARY 27, FEBRUARY 26, AUGUST 28, AUGUST 27,
                            1990     1991       1992         1993         1994        1993       1994
                          -------- -------- ------------ ------------ ------------ ---------- ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
 DATA:
Net sales...............  $589,657 $599,525   $596,281     $572,450     $688,233    $324,320   $364,898
Cost of sales...........   495,939  499,428    494,701      494,249      604,338     282,280    310,270
                          -------- --------   --------     --------     --------    --------   --------
 Gross profit...........    93,718  100,097    101,580       78,201       83,895      42,040     54,628
Selling, general and
 administrative
 expenses...............    61,685   66,830     76,531       71,832       71,659      36,539     42,435
Equity in net (earnings)
 loss of affiliated
 companies..............     1,634    3,035      2,529       (1,875)      (2,294)     (1,194)      (471)
Provision for business
 restructuring and asset
 valuation..............        --       --      5,800           --        5,178          --         --
                          -------- --------   --------     --------     --------    --------   --------
 Operating income.......    30,399   30,232     16,720        8,244        9,352       6,695     12,664
Interest expense, net...     3,824    1,059        970        1,794        2,735       1,320      1,383
Other expense, net......     3,200      331         --           --           --          --         --
                          -------- --------   --------     --------     --------    --------   --------
 Earnings before income
  taxes and other items
  below.................    23,375   28,842     15,750        6,450        6,617       5,375     11,281
Income taxes............     9,280   11,825      7,245        1,936        2,634       2,016      4,512
Minority interest.......        --       --         --           --          675          --       (125)
                          -------- --------   --------     --------     --------    --------   --------
 Net earnings before
  cumulative effect of
  change in accounting
  for income taxes......    14,095   17,017      8,505        4,514        3,308       3,359      6,894
Cumulative effect of
 change in accounting
 for income taxes.......        --       --         --           --          525         525         --
                          -------- --------   --------     --------     --------    --------   --------
 Net earnings...........  $ 14,095 $ 17,017   $  8,505     $  4,514     $  3,833    $  3,884   $  6,894
                          ======== ========   ========     ========     ========    ========   ========
Earnings per share
 before cumulative
 effect of change in
 accounting for income
 taxes..................  $   1.04 $   1.25   $    .63     $    .34     $    .25    $    .25   $    .51
Cumulative effect per
 share of change in
 accounting for
 income taxes...........        --       --         --           --          .04         .04         --
                          -------- --------   --------     --------     --------    --------   --------
 Earnings per share.....  $   1.04 $   1.25   $    .63     $    .34     $    .29    $    .29   $    .51
                          ======== ========   ========     ========     ========    ========   ========
Dividends per share.....  $    .20 $    .24   $    .26     $    .27     $    .29    $    .14   $    .15
Weighted average shares
 outstanding............    13,566   13,630     13,512       13,293       13,289      13,240     13,412
BALANCE SHEETS DATA:
Working capital.........  $ 59,897 $ 60,184   $ 65,365     $ 69,242     $ 80,440    $ 83,614   $ 96,948
Total assets............   244,103  250,343    249,509      251,456      306,188     289,321    315,107
Long-term debt..........    41,366   29,398     25,267       28,419       35,688      42,120     50,341
Shareholders' equity....    95,754  109,050    113,781      112,335      114,063     114,896    120,307

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

INTRODUCTION

  In the ten years prior to fiscal 1992, the Company posted consistent growth in net sales and net earnings. The Company's net sales decreased during fiscal 1992 and 1993, while its net earnings decreased in each of those fiscal years and in fiscal 1994. These sales and earnings declines were primarily caused by difficult conditions in the nonresidential construction market and a changing competitive environment in the replacement automotive glass market. In fiscal 1993 and fiscal 1994, the Company invested in technology, strengthened controls and cut operating costs, in order to increase operating efficiencies and to enhance its competitive position. These initiatives included restructuring efforts which resulted in a provision in fiscal 1994 of $5.6 million pre-tax ($4.5 million after tax). During the first six months of fiscal 1995, the Company's financial results have benefitted from these initiatives, as well as slowly improving conditions in the nonresidential construction market.

OPERATING RESULTS

  The following table sets forth certain components of operations, stated as a percent of net sales, for the three fiscal years ended February 26, 1994 and for the six months ended August 28, 1993 and August 27, 1994.

                                       FISCAL YEAR ENDED,             SIX MONTHS ENDED,
                             -------------------------------------- ---------------------
                             FEBRUARY 29, FEBRUARY 27, FEBRUARY 26, AUGUST 28, AUGUST 27,
                                 1992         1993         1994        1993       1994
                             ------------ ------------ ------------ ---------- ----------
   Net sales...............     100.0%       100.0%       100.0%      100.0%     100.0%
   Cost of sales...........      83.0         86.3         87.8        87.0       85.0
                                -----        -----        -----       -----      -----
     Gross profit..........      17.0         13.7         12.2        13.0       15.0
   Selling, general and
    administrative
    expenses...............      12.8         12.5         10.4        11.3       11.6
   Equity in net (earnings)
    loss of affiliated
    companies..............       0.4         (0.3)        (0.3)       (0.4)      (0.1)
   Provision for business
    restructuring and asset
    valuation..............       1.0           --          0.8          --         --
                                -----        -----        -----       -----      -----
     Operating income......       2.8          1.4          1.4         2.1        3.5
   Interest expense, net...       0.2          0.3          0.4         0.4        0.4
                                -----        -----        -----       -----      -----
     Earnings before income
      taxes and other
      items................       2.6          1.1          1.0         1.7        3.1
   Income taxes............       1.2          0.3          0.4         0.6        1.2
   Minority interest.......        --           --          0.1          --         --
                                -----        -----        -----       -----      -----
     Net earnings before
      cumulative effect of
      change in accounting
      for income taxes.....       1.4          0.8          0.5         1.0        1.9
   Cumulative effect of
    change in accounting
    for income taxes.......        --           --          0.1         0.2         --
                                -----        -----        -----       -----      -----
     Net earnings..........       1.4%         0.8%         0.6%        1.2%       1.9%
                                =====        =====        =====       =====      =====

  The following table sets forth the sales and operating income of the Company's divisions for the three fiscal years ended February 26, 1994.

                                                  FISCAL YEAR ENDED,
                                       ----------------------------------------
                                       FEBRUARY 29,  FEBRUARY 27,  FEBRUARY 26,
                                           1992          1993          1994
                                       ------------ -------------- ------------
                                                    (IN THOUSANDS)
   SALES:
   Commercial construction............   $274,863      $248,532      $307,036
   Window fabrication.................     89,101        75,325        83,228
   Glass fabrication..................    108,530       111,933       135,208
   Installation and distribution......    153,561       165,842       197,471
                                         --------      --------      --------
     Total............................    626,055       601,632       722,943
   Intersegment elimination...........    (29,774)      (29,182)      (34,710)
                                         --------      --------      --------
     Net sales........................   $596,281      $572,450      $688,233
                                         ========      ========      ========
   OPERATING INCOME (LOSS):
   Commercial construction............   $ 14,972      $ (5,092)     $(18,959)
   Window fabrication.................      7,426          (506)       (3,484)
   Glass fabrication..................     (2,292)        7,845        13,560
   Installation and distribution......        (43)        5,845        13,918
                                         --------      --------      --------
     Total............................     20,063         8,092         5,035
   Interest expense, net..............       (970)       (1,794)       (2,735)
   Other income (expense).............     (3,343)          152         4,317
                                         --------      --------      --------
     Earnings before income taxes and
      other items.....................   $ 15,750      $  6,450      $  6,617
                                         ========      ========      ========

SIX MONTHS ENDED AUGUST 27, 1994 COMPARED TO SIX MONTHS ENDED AUGUST 28, 1993

  Net sales and net earnings for the six months ended August 27, 1994 increased 13% and 105%, respectively, from the results generated during the comparable period of fiscal 1994, excluding a $525,000 gain from a change in accounting principle recorded in the first quarter of the fiscal 1994. After the effect of the accounting change, net earnings for the first six months of fiscal 1995 were 77% greater than a year ago. Improved net sales at GFD's architectural glass group and IDD's replacement automotive glass groups accounted for most of the increased net sales. A reduction in CCD's operating loss and improved profitability at GFD's architectural glass group and IDD's replacement automotive glass groups combined to produce higher net earnings for the six months ended August 27, 1994.

  The following table presents the percentage change in net sales and operating income for the Company's four divisions and on a consolidated basis, for the six months ended August 27, 1994 as compared to the corresponding period in fiscal 1994.

                                                                  NET  OPERATING
      DIVISION                                                   SALES  INCOME
      --------                                                   ----- ---------
      Commercial construction...................................    8%     --(1)
      Window fabrication........................................    8      --(2)
      Glass fabrication.........................................   20      34%
      Installation and distribution.............................   12      12
        Consolidated............................................   13      89

- --------
(1) CCD's operating loss for the first six months of fiscal 1995 was reduced by 39% as compared to its operating loss for the same period in fiscal 1994.
(2) WFD had operating income for the first six months of fiscal 1995 as compared to an operating loss for the same period of fiscal 1994.

  For the six months ended August 27, 1994, gross profit as a percentage of net sales improved as a result of firmer pricing at GFD and IDD and stronger margins at CCD's detention/security group. Selling, general and administrative expenses increased for items such as commissions, bonus, profit sharing and bad debt expense due to higher sales. Significant expenditures also were made at IDD on information and communication systems improvements. Equity in earnings of affiliated companies decreased, as first quarter earnings at Viratec were significantly lower than last year's results. Net interest expense increased slightly from a year ago, as higher borrowing levels were partially offset by lower interest rates. The Company's effective income tax rate of 40% remained higher than last year's effective rate, when a significant portion of its earnings were derived from equity in the net earnings of affiliated companies.

  The Commercial Construction Division's net sales for the six months ended August 27, 1994 increased 8% compared to the same period of the prior fiscal year. Higher international new construction and detention/security activity was offset, in part, by lower domestic new construction sales due to a reduction in the number of active contract offices and delayed starts on some projects. Although CCD's operating loss was 39% lower than a year ago, CCD's results reflected high international overhead and the completion of several low margin projects. During the first half of fiscal 1995, the division continued efforts to improve its organizational structure and procedures, including project bidding and project management.

  For the first six months of fiscal 1995, the Window Fabrication Division had increased sales and a modest operating profit, compared with a loss in the same period of fiscal 1994. The results reflect improved market conditions in the institutional window market and the effects of the fiscal 1994 restructuring. The division's window coverings group had increased net sales, but experienced lower earnings as a result of margin pressure caused by competitive price discounting.

  The Glass Fabrication Division produced continuing sales and earnings growth in the first half of fiscal 1995. This growth was principally attributable to strong demand for fabricated architectural and automotive glass. GFD's architectural glass group reported increased revenues and operating income for the period, reflecting improved export sales, plant utilization and pricing on domestic business. As a result of the architectural glass group's strong sales, Marcon also generated improved results. GFD's replacement automotive glass group reported improved sales and earnings as it operated near capacity. Despite some price discounting by competitors, GFD's picture framing glass group reported slightly improved results for the period.

  Increased demand and firmer pricing for replacement automotive glass favorably affected the Installation and Distribution Division's results. Wholesale operations accounted for most of the sales and earnings gains. The Harmon Glass Network, which subcontracts automotive glass replacement sales nationwide, reported 4% unit growth over the same period a year ago. IDD's operating income improvement was reduced, in part, by ongoing expenditures to overhaul its information and communications systems.

  Viratec reported increased sales, but had lower operating income than a year ago. Its earnings were adversely affected by higher research and development expenditures on potential products and process improvements.

FISCAL 1994 COMPARED TO FISCAL 1993

  For fiscal 1994, the Company reported a 20% increase in net sales and a 15% decrease in net earnings. Sales increased as a result of strong replacement automotive glass markets, higher overseas nonresidential construction activity and improved demand for architectural glass products. The Company's window coverings and picture framing groups also reported improved sales. Pricing pressures in the nonresidential construction market and inefficient factory utilization by the Window Fabrication Division's architectural products group caused the Company's gross profit as a percentage of sales to decrease for the second straight year from 13.7% in fiscal 1993 to 12.2% in fiscal 1994. Replacement automotive glass and architectural glass markets continued to be very competitive, but strong demand for such products allowed for firmer pricing, partially offsetting the negative impact of the factors noted above. Selling, general and administrative expenses decreased slightly from a year earlier, resulting from cost containment efforts throughout the Company. Higher information systems costs and expanded marketing expenditures were offset by improvements made in other areas. The Company's equity in net earnings of affiliated companies (Marcon and Viratec) rose 22% in fiscal 1994. Despite lower interest rates, net interest expense increased 52% to $2.7 million in fiscal 1994, as borrowing levels increased to meet working capital needs.

  During the fourth quarter of fiscal 1994, the Company recorded a provision of $5.6 million ($4.5 million after tax, or $.34 per share), for business restructuring and asset valuation to reflect the costs of consolidating or closing 10 Commercial Construction Division offices and facilities, of writing down certain assets and of reorganizing the Window Fabrication Division's architectural products group. The provision consisted of asset write-downs of $2.5 million plus projected cash outlays of $3.1 million. Most of the $3.1 million will be expended in fiscal 1995 for equipment relocation, employee severance and facility closing costs. The asset valuation component of the provision included a $1.6 million write-off of certain intangible assets, principally patents and non-compete agreements. The Company determined, based on its review of expected results for the related operations, that the intangible assets held no future value and should be written off. The Company also wrote down to estimated net realizable value ($850,000) a facility scheduled for closure.

  The provision for business restructuring and asset valuation and the performance of the Company's nonresidential construction units combined to offset the strong results of the Company's architectural glass and replacement automotive glass operations, resulting in consolidated net earnings, including the SFAS 109 accounting change, decreasing 15% to $3.8 million, or $.29 per share in fiscal 1994, from $4.5 million, or $.34 per share, in fiscal 1993.

  The Commercial Construction Division recorded a $19.0 million operating loss in fiscal 1994, compared to a $5.1 million operating loss in fiscal 1993. The division incurred these losses in a competitive nonresidential construction market where the division's traditional market, domestic office buildings, remained at construction levels nearly 50% below those in 1988. The division's loss included $4.7 million of the provision for business restructuring and asset valuation described above. While growth in overseas markets contributed to an increase in net sales in fiscal 1994 of 24%, highly competitive pricing and the high costs of international marketing had a negative effect on margins. CCD took several steps to lower overhead during fiscal 1994, including closing or consolidating several domestic sales offices. CCD's international sales increased to approximately $65.0 million in fiscal 1994 from $6.5 million in fiscal 1993. CCD's international operations had a $887,000 operating loss in fiscal 1994 compared to an operating loss of $1.3 million in fiscal 1993.

  The Window Fabrication Division recorded an operating loss of $3.5 million in fiscal 1994, after losing $506,000 the previous year. Although WFD had a 10% rise in net sales, to $83.2 million, the sales gain was more than offset by lower margins and costs of re-work and rush shipping orders. The division's results included $850,000 of the restructuring and asset valuation provision. The difficult market conditions in the nonresidential construction industry contributed to losses in the division's architectural products group. The window coverings group of WFD produced revenues and earnings gains, partially offsetting WFD's architectural products group's losses. Within the window coverings group, sales volume increased, but a change in sales mix toward lower margin products resulted in a decline in margins.

  The Glass Fabrication Division leveraged sales growth across all product lines into a 73% improvement in operating income, to $13.6 million in fiscal 1994. Sales rose 21% to $135 million. Increased demand for replacement automotive glass enabled Curvlite, the division's automotive glass fabricating group, to operate at near-capacity levels throughout the year. The resulting efficiency led to lower unit costs, offsetting price weakness. GFD's architectural glass group, Viracon, also experienced strong product demand, as key competitors exited the industry due to difficult market conditions. Pricing also improved slightly as industry demand temporarily exceeded capacity. The division's picture framing glass group, Tru Vue, reported an increase in sales of 7% in fiscal 1994, which combined with productivity gains to improve operating income by 34%. Marcon placed its second coater in service during fiscal 1994. In fiscal 1994 Marcon was able to increase shipments to both GFD and Marvin. Although Marcon produced a profit for the fiscal year, it had lower earnings in fiscal 1994 than in fiscal 1993 due to higher depreciation, debugging costs and training expenses. The Company's export sales, principally from sales of Viracon's high performance glass products into Asia, increased to approximately $27.6 million in fiscal 1994 from $22.8 million in fiscal 1993.

  The Installation and Distribution Division's sales increased 19% and earnings 138% in fiscal 1994. In fiscal 1993, IDD realigned its structure from a regional to a national focus, and split its lines of business into retail and wholesale. This realignment helped the division capitalize on increased unit movement and firmer pricing in the replacement automotive glass market. Same-store sales rose 15% in fiscal 1994, reflecting industry growth and increased market penetration. Harmon Glass Network sales increased to both Company owned stores and nonaffiliated stores. The division also increased its market penetration by adding five wholesale distribution centers during fiscal 1994, for a year-end total of 45 locations.

  Viratec Thin Films achieved both sales and earnings growth, reporting a 71% sales increase and a seven-fold increase in pretax earnings in fiscal 1994. Viratec experienced strong demand, particularly in overseas markets, and improved margins. Viratec initiated an expansion of its facility, with plans to nearly double its square footage to provide increased capacity and allow for new product development.

FISCAL 1993 COMPARED TO FISCAL 1992

  For the year ended February 27, 1993, the Company reported a 4% decrease in net sales and a 47% decrease in net earnings. Lower demand and severe competitive pricing pressures were experienced in each of the Company's business segments. Sales gains achieved by architectural fabricated glass and installed automotive glass were more than offset by declines in curtainwall contracting and aluminum window fabrication. Gross margins declined as volume decreased and sales prices were under pressure in all business units. Selling, general and administrative expenses were reduced through cost containment programs at GFD, restructuring efforts at IDD and lower bad debt expense. CCD experienced higher selling costs as the division furthered its efforts to penetrate international and detention/security markets. A turnaround in equity in net earnings of affiliates was due to improvements at Viratec and the consolidation of Marcon's coating operations. Net interest expense increased 85%, as bank borrowings rose and less interest income was earned on invested funds. Lower consolidated profits led to a decrease in the tax rate.

  CCD reported a 10% reduction in division revenues in fiscal 1993, to $249 million, and a $5.1 million operating loss for the year, compared with $15.0 million operating income in fiscal 1992. The primary factors behind the division's results were narrowing margins, competitive conditions in the nonresidential construction market, including a domestic office building market that remained at levels nearly 50% below 1988, and higher marketing costs related to the pursuit of international and detention/security sales.

  WFD reported a 15% decline in revenues, to $75.3 million, and a $506,000 operating loss in fiscal 1993. The architectural products group sales fell 23% from fiscal 1992. The window coverings group, however, reported a 22% increase in sales and strong profits, nearly offsetting the architectural group's loss. The window coverings group's results resulted from operations improvements and the absence of losses from a business sold a year earlier.

  GFD improved earnings in fiscal 1993. The division's net sales increased only 3%, but operating income increased to $7.8 million, compared with a $2.3 million operating loss in fiscal 1992. The consolidation of architectural glass production to its Minnesota facilities and the cumulative effect of several years of continuous cost reduction efforts throughout the division were significant factors leading to the reported gains. Marcon reported modest growth in both net sales and operating income due to rising popularity of coated glass. The Company's export sales, principally from sales of Viracon's high performance glass products into Asia, increased to approximately $22.8 million in fiscal 1993 from $18.7 million in fiscal 1992.

  IDD was able to achieve sales growth and a return to profitability in fiscal 1993 despite competitive pricing conditions. The division began the process of transformation from a regional to a national company with a line-of-business concept, which resulted in greater accountability for separate retail and wholesale operations. Increased demand also helped the recovery. The Harmon Glass Network reported growth in sales to both Company owned stores and nonaffiliated stores. The division closed 31 retail stores, while adding 10.

  Viratec Thin Films made substantial improvements in fiscal 1993, closing the year with a modest profit.

LIQUIDITY AND CAPITAL RESOURCES

  At August 27, 1994, the Company's working capital stood at $96.9 million, up $16.5 million, or 21%, from February 26, 1994. Reductions in accounts payable, an increase in costs in excess of billings on uncompleted contracts and a decrease in current bank debt primarily accounted for the working capital growth. Despite sales gains during the first six months of fiscal 1995, accounts receivable fell slightly as the Company's days' sales outstanding improved, reflecting in part a change in receivables mix towards operations with shorter payment cycles.

  Investments in property, plant and equipment totaled $11.9 million for the first half of the fiscal year. Major components of these additions included expenditures for manufacturing facilities and equipment at GFD and for information and communications systems throughout the Company, particularly at IDD.

  Earnings from operations, as well as use of the Company's credit facilities, provided the funding for the working capital growth, capital spending and dividend payments. Subsequent to the end of the quarter, the Company entered into a $15.0 million revolving credit agreement, with a final maturity of March 1996. Accordingly, an additional $15.0 million of the Company's short-term bank borrowings were classified as long-term debt at August 27, 1994. The Company believes that cash flow from operations and its existing credit capacity will be sufficient to meet the Company's current cash requirements.

BACKLOG

  The Company's backlog (anticipated revenue from the uncompleted/unfilled portion of firm orders) is significant for the Company's three construction-related activities: window fabrication, glass fabrication and contract installation. At August 27, 1994, the Company's total backlog of orders considered to be firm was

$394 million compared with $375 million at August 28, 1993. Approximately $110 million of the backlog will not be reflected as revenue in the next 12 months. CCD's backlog at August 27, 1994 was $348 million, 3% higher than at August 28, 1993. The backlog for international projects was $121 million, approximately $56 million of which is expected to be reflected as revenue in the next 12 months. Viratec's backlog at August 27, 1994 was $10.7 million, 17% higher than at August 28, 1993. The Company believes the backlog numbers are firm, subject only to the cancellation and modification provisions contained in various orders. Substantially all of the orders in the backlog may be canceled or modified at the election of the customer. The Company has not been materially adversely affected by contract cancellations or modifications in the past.

                                    BUSINESS

THE COMPANY

  The Company is a leader in the engineering, fabrication and installation of exterior wall panels, aluminum window systems, glass panels, windshields and related products and services for the nonresidential construction, replacement automotive glass and selected consumer products markets. Operating through four divisions and two joint ventures, the Company's strategy is to establish leading competitive positions in markets related to its expertise in the fabrication and installation of curtainwall, window systems and glass.

  The Commercial Construction Division is the nation's largest subcontractor of curtainwall and aluminum window systems for the commercial and institutional construction markets, while the Window Fabrication Division manufactures complete window systems and curtainwalls for commercial and institutional builders. The Glass Fabrication Division is a leading fabricator in the United States of architectural glass, including tempered, laminated and insulating glass, for the nonresidential construction markets. Sales to the nonresidential construction market contributed approximately 62% of the Company's net sales in fiscal 1994.

  In the replacement automotive glass market, the Installation and Distribution Division is a leading installer of automotive replacement glass through its 238 Harmon Glass service centers located nationwide, while it also operates 51 Glass Depot automotive glass wholesale distribution centers. In addition, the Glass Fabrication Division is a leading fabricator of replacement windshields for foreign cars. Sales to the replacement automotive glass market contributed approximately 32% of the Company's net sales in fiscal 1994.

  The Company also competes in selected consumer products markets through its Window Fabrication and Glass Fabrication Divisions and Viratec. WFD manufactures window coverings, such as venetian blinds and shutters, for the commercial and residential markets, while GFD is a major manufacturer of picture frame glass. Viratec produces anti-reflective and highly reflective thin film, optical-grade coatings for personal computer anti-glare screens, electronic displays, projectors, laser scanners and similar equipment.

BUSINESS STRATEGY

  Apogee's business strategy is to establish leading competitive positions in markets related to the fabrication and installation of curtainwall, window systems and glass. Key elements of this strategy include:

  . FOCUS ON OPERATING EFFICIENCIES. The Company has initiated programs to strengthen internal controls, cut costs and improve operating systems in order to increase efficiencies and enhance its competitive position. These initiatives include increasing control by senior management of bidding on major construction projects, restructuring the Commercial Construction and Window Fabrication Divisions and investing in new production equipment for the Glass Fabrication Division.

  . COMMITMENT TO TECHNOLOGY. The Company seeks to be a leader in applying technology to the markets it serves. In the nonresidential construction and architectural glass markets, the Company competes, in part, on the basis of its design and engineering capabilities, such as its computer-aided design systems and extensive engineering software. IDD is investing in information and communication systems that enable the division to handle more efficiently all aspects of insurance claims processing. In addition, the Company continues to develop new coating technologies at its Marcon and Viratec joint ventures.

  . EXPAND INTERNATIONAL OPERATIONS. The Company believes the Asian and
    European markets provide attractive opportunities in the construction of new office buildings. In order to position itself for these opportunities, the Company has increased its efforts to develop business in these markets and has opened offices in Malaysia, Singapore, Hong Kong and France in recent years.

  . CONTINUE ENTREPRENEURIAL TRADITIONS. The Company operates its divisions as independent profit centers within a decentralized corporate structure while seeking opportunities to coordinate the operation of the divisions and provide integrated services and products on appropriate projects. Management believes that this corporate structure enables each division to maintain an entrepreneurial approach to business which focuses attention on customer satisfaction and responsiveness to changes in market conditions.

COMMERCIAL CONSTRUCTION DIVISION

  General. The Commercial Construction Division is the nation's leading subcontractor of curtainwall and aluminum window systems for commercial and institutional construction markets. CCD's primary commercial market is new office buildings. Institutional projects include museums, libraries, hospitals and other facilities, which are often publicly financed. The division also designs, manufactures and installs security and detention systems primarily for correctional facilities and governmental buildings. CCD markets its services domestically and internationally to general contractors, architectural design firms and building owners, emphasizing its extensive engineering, design and technical capabilities, project management expertise and customer service focus.

  CCD provides a broad range of engineering and design services to its customers. Unlike many of its competitors, CCD has a full staff of engineers. These engineers often work with the architect of a building to develop the specific design for the building's window systems or curtainwall, within the architect's general plan. The engineers are supported with advanced computer-aided design capabilities and extensive engineering software. The Company believes that CCD's engineering and design skills enable it to compete more effectively for projects which require greater technical sophistication and to provide high quality and on-time performance.

  Industry Conditions. The nonresidential construction market in the United States has declined in recent years. New construction of office buildings has declined 50% since 1988 due to over-building in past years, tax law changes, general economic recession, tightening credit standards, business restructurings and other factors. As a result, competition in the new construction market has intensified and the industry has experienced significant consolidation. Construction of institutional buildings has increased in recent years offsetting, in part, the decline in commercial construction. In addition, certain international markets have expanded during recent years, particularly in Asia.

  In response to the decline in CCD's United States markets, the Company restructured the division's operations in fiscal 1994. The Company reorganized the division into three groups: new construction, full service and detention/security. In fiscal 1994, the new construction group closed or consolidated 12 construction offices and reduced personnel. At the same time, the new construction group introduced new procedures to centralize the bidding and management of major new construction contracts. The division has also sought to change its mix of projects by increasing its share of the institutional building market and expanding its presence in overseas markets. In fiscal 1994, the division acquired an 80% interest in CFEM Facades, a French company engaged in the manufacture and installation of curtainwall, and was awarded an $80 million contract to provide and install curtainwall for the world's tallest office towers in Kuala Lumpur, Malaysia.

  Operating Groups. CCD operates through three groups in distinct markets: new construction, full service and detention/security.

  NEW CONSTRUCTION. The new construction group operates principally under the "Harmon Contract" name through 11 construction offices in the United States as well as offices in France, England, Hong Kong, Malaysia and Singapore. The new construction group typically assembles and installs a building's exterior enclosure. This enclosure typically consists of a metal framing system which is glazed (filled) with glass in the vision areas and with opaque glass or panels in the non-vision (spandrel) areas. Panels for the non-vision areas are usually made from aluminum, precast concrete or natural stone. The division obtains its materials from a number of independent fabricators, including the Company's Window Fabrication and Glass

Fabrication Divisions. The division also is a leading stone subcontractor for setting stone on both the exterior and interior of buildings. Currently, the new construction group has approximately 35 major projects (usually $3 million or more) out of a total of approximately 128 projects.

  FULL SERVICE. The full service group differentiates its services by offering complete replacement or remodeling glass services for residential and commercial buildings. In addition, the full service group offers 24-hour replacement service for storm or vandalism damage. This group operates through two sales offices and five glazing centers in the United States. It focuses on replacement glazing and relatively smaller commercial and residential projects, typically $250,000 or less. On remodeling projects, the group uses its engineering capabilities to duplicate the original glass design or create a completely new appearance for renovated buildings.

  DETENTION/SECURITY. The detention/security group manufactures and installs windows, doors, guard booths and monitoring systems, primarily for prisons and jails. The group's products are also sold to convenience stores, hospitals, schools and other governmental facilities. This group competes in the detention/security market primarily through its Norment operating unit, which is a leading firm in the design, manufacture and installation of institutional and governmental security and detention systems. This group also operates two other detention related companies, Airteq, which holds patents on the manufacture of pneumatic locks used in Norment's and other detention/security systems, and EMSS, a detention equipment contractor in the prison/security industry, which operates primarily on the West Coast.

  Competition. The curtainwall installation business is primarily price competitive, although CCD's reputation for quality, design and engineering services and performance to contract, as well as its cross-divisional capabilities, are important factors in receiving invitations to bid on large projects. In addition to these factors, CCD has a significant competitive advantage in having the financial support and strength and long-term viability of the Company, which allows CCD to be bonded on large, complex jobs. The major project market continues to experience highly competitive pricing because of decreased demand and the presence of excess capacity among large competitors. The new construction group faces competition on smaller jobs primarily on price and service.

  International Operations. CCD has sales offices in Europe and Asia and is making increased efforts to develop business in those markets. The Company believes Asia will continue to be a strong market for new office building construction over the next few years. In fiscal 1994, Harmon Contract won its largest contract to date, an $80 million dollar agreement to provide curtainwall for the world's tallest office towers: the twin Petronas Towers at Kuala Lumpur City Centre in Malaysia. Change orders to the agreement subsequent to August 27, 1994 have increased its value to approximately $90 million, the majority of which will not be recognized until fiscal years 1996 and 1997. At August 27, 1994, the backlog of work for European and Asian projects totaled $121 million (including $76.5 million of backlog related to the Kuala Lumpur project), approximately $56 million of which is expected to be recognized as revenue in the next 12 months.

WINDOW FABRICATION DIVISION

  General. WFD manufactures complete aluminum window systems and curtainwalls for commercial and institutional buildings. The division's products are sold to distributors, contractors and subcontractors, including CCD, primarily on the basis of extensive design and technical capabilities and responsive customer service. WFD specializes in high-end customized window products, and targets remodeling and renovation projects, in addition to new construction projects. WFD also produces window coverings, such as venetian blinds and shutters, for the commercial and residential markets.

  Industry Conditions. Demand for WFD's window system products depends on the level of new institutional and commercial construction, as well as the renovation of existing buildings. The institutional component of the demand for WFD's window system products tends to make these markets less cyclical than the Company's other markets. WFD's markets have experienced increased price competition in recent years as manufacturers of windows for the new commercial construction market have expanded into the institutional market. Demand for WFD's window covering products derives primarily from new residential construction and residential remodeling.

  Operating Groups. WFD is organized into two operating groups: architectural products and window coverings.

  ARCHITECTURAL PRODUCTS. WFD manufactures and markets aluminum windows and curtainwall systems under the "Wausau Metals" name. These products meet high standards of wind load capacity and resistance to air and moisture seepage. WFD aluminum window frame designs are engineered to be thermally efficient, using high-strength polyurethane to limit the transfer of heat or cold through the window frame. Wausau Metals' products are marketed through a nationwide network of distributors and a direct sales staff. Sales are made to building contractors and subcontractors, including Harmon Contract, for new construction and to building owners for retrofitting older buildings. Wausau Metals maintains design and product engineering staffs to prepare aluminum window and curtainwall system designs to fit customers' needs and to originate new product designs. Wausau Metals in certain circumstances joins Harmon Contract in pursuing projects, as many architects and general contractors prefer to work with an experienced curtainwall subcontractor and manufacturer team. In addition, Wausau Metals glazes some of its window systems with materials purchased from the Company's Glass Fabrication Division.

  Operating under the "Linetec" name, WFD also operates a metal coating facility which provides anodized and fluoropolymer coatings to metal. Anodizing is the electrolytic process of putting a protective, often colored, oxide film on light metal, typically aluminum. Fluoropolymer coatings are high quality paints which are sometimes preferred over anodizing because of the wide color selection. Coatings are applied to window and curtainwall components for the Company's, as well as other companies' architectural and industrial aluminum products.

  WINDOW COVERINGS. The division also offers several types of window coverings for residential, commercial and institutional markets, under the "Nanik" and "The Shuttery" names. Nanik manufactures various types of custom aluminum, wood and polycarbonate venetian blinds, and markets them primarily to interior designers through independent distributors. The Shuttery is a manufacturer of custom wooden and vinyl interior shutters. Nanik Wood Products was formed in 1991 to provide a reliable source of the wood components of blinds and shutters, such as slats, louvers, styles and wands, for both Nanik and The Shuttery and for sale to other customers, while allowing both units to improve inventory control and production efficiency.

  Competition. WFD's architectural products group competes with a large number of regional window fabrication companies. The architectural products group competes primarily on the basis of its design and technical capabilities and high quality products. The window coverings group competes with several large, national competitors, which offer a full line of products, as well as a number of smaller, custom wood blind manufacturers.

GLASS FABRICATION DIVISION

  General. GFD is a leading fabricator in the United States of architectural glass, including tempered, laminated and insulating glass, for the nonresidential construction market. GFD sells architectural glass to building contractors and subcontractors, including CCD, and emphasizes its single source, large scale manufacturing capabilities, broad product line and competitive pricing. Marcon, a joint venture with Marvin, provides glass coating services for residential windows to Marvin and for architectural glass to GFD, as well as outside customers. The division is also a leading fabricator of replacement windshields for foreign cars, and is a major manufacturer of picture frame glass. A substantial portion of its glass products is delivered to customers by GFD's fleet of Company owned trucks, providing "backhaul" capability for its raw materials, thereby reducing shipping time, transportation costs and breakage expense.

  GFD purchases flat, unprocessed glass in bulk quantities from which it fabricates a variety of glass products, including insulating, tempered and laminated architectural glass; security glass; laminated and tempered automotive and industrial glass; anti-reflective and UV-light blocking picture framing glass; and provides reflective and low-emissivity coatings on glass. Tempered glass is a heat-processed safety glass which is four to five times stronger than ordinary glass, breaks into "pebbles" rather than sharp pieces and has architectural, automotive and industrial applications. Laminated glass consists of two or more pieces of glass fused with a plastic interlayer and is used primarily for strength and safety in automobile windshields and skylights and in security applications. Insulating glass, comprised of two or more pieces of glass separated by a sealed air space, is used in architectural and residential applications for thermal control.

  Industry Conditions. As with CCD, the decline in new nonresidential construction in recent years has resulted in increased competition and significant consolidation in the architectural glass market. Within the past few years, several major competitors have exited the architectural glass market. During this period of consolidation, GFD has invested in new equipment and increased its capacity in order to reduce production costs, increase customer services and enhance GFD's competitive position.

  Operating Groups. GFD operates through four groups which focus on four distinct markets: architectural glass, automotive glass, picture framing glass and glass coating services.

  VIRACON. GFD's Viracon group fabricates all types of architectural glass (insulating, laminated, tempered and combinations of all three) at its complex in Owatonna, Minnesota. Combined with the capabilities of GFD's glass coating joint venture, which is also located in Owatonna, GFD is able to provide a full range of products from a single location. The Company believes GFD's ability to produce a broad range of products at a single location enables it to reduce lead times to manufacture a variety of products in response to changing customer demands and provides a quality and cost advantage as compared to competitors with multiple locations or narrower product lines.

  CURVLITE. Curvlite, the division's automotive group, primarily fabricates replacement windshields for foreign and domestic automobiles and tempered and laminated parts for the transportation industry. It fabricates approximately 800 different types of replacement windshields which are marketed nationally to distributors and glass shops, including the Company's Installation and Distribution Division. Curvlite seeks to offer a broad selection of windshields by developing new windshields as new models are introduced.

  TRU VUE. Tru Vue is one of the largest domestic manufacturers of picture framing glass. Tru Vue provides its customers with a broad array of picture framing glass products, including clear, reflection control, which diminishes reflection, and conservation glass, which blocks ultraviolet rays. Its products are distributed primarily through independent distributors who, in turn, supply the local picture framing market. Tru Vue also manufactures conservation picture-framing matboard, which complements Tru Vue's glass product offerings.

  MARCON COATINGS. Marcon, a 50% owned joint venture with Marvin, provides glass coating services for residential windows to Marvin and for architectural glass to Viracon, as well as outside customers. Marcon's reflective and low-emissivity coatings are applied to both clear and opaque glass to reduce energy costs and provide innovative design features for window and curtainwall systems. Low-emissivity coatings are an invisible, metallic film deposited on glass which selectively limits the transfer of heat through the glass. Low-emissivity coated glass represents a growing segment of both residential and non-residential glass markets.

  Competition. GFD competes with several large integrated glass manufacturers and numerous smaller specialty fabricators. Product pricing and service are the primary competitive factors in this market. GFD competes on the basis of its single source, large scale manufacturing capabilities, broad product line and competitive pricing.

  International Operations. GFD's export sales are primarily from the sale of Viracon's high performance architectural glass products into Asia and Europe. Export sales amounted to approximately 17% of GFD's sales in fiscal 1994. In May 1994, GFD received the President's E Award from the U.S. Department of Commerce recognizing its export sales.

INSTALLATION AND DISTRIBUTION DIVISION

  General. The Installation and Distribution Division is a leading installer of replacement automotive glass through its 238 Harmon Glass service centers located nationwide. The Company believes it is the second largest replacement automotive glass retailer in the United States. Harmon Glass provides automotive windshield and window replacement and repair services to insurance companies and their policyholders, automotive leasing and fleet operators and individual car owners. IDD also operates 51 Glass Depot automotive glass wholesale distribution centers that provide windshields and other glass products to Harmon Glass and other retail automotive glass service centers.

  Industry Conditions. The market for automotive glass replacement is highly fragmented with no one provider of retail or wholesale services dominating the market. Demand for replacement automotive glass is influenced by a variety of factors, including new car sales, gasoline prices, speed limits, road conditions, weather and average number of miles driven. In recent years, the industry's pricing structure has changed significantly as major purchasers of automotive replacement glass, such as insurance companies, increasingly request volume pricing and enter into preferred or exclusive provider arrangements with a fewer number of glass providers at significant discounts from historical levels. As a result, margins have narrowed at the retail level and, to a lesser extent, at the wholesale and manufacturing levels. In response to these conditions, the Company has invested significantly in its information management systems to service its insurance company customers on a more cost effective and timely basis, while closing underperforming retail centers and expanding the number of center locations selectively in markets that provide attractive opportunities for growth. The division opened or acquired five new distribution centers in fiscal 1994 and six distribution centers in the first six months of fiscal 1995. IDD opened six and closed 12 retail automotive glass centers in fiscal 1994 and opened seven retail shops in the first six months of fiscal 1995.

  Operating Groups. IDD operates through two separate groups: Harmon Glass and The Glass Depot.

  HARMON GLASS. IDD operates 238 automotive glass service centers in 38 states, primarily in the Midwest, Great Lakes, and Southeast regions. The service centers replace automotive glass on the premises and also provide mobile installation service. Primary customers include insurance companies (on behalf of their insured clients), fleet owners and individual car owners. The glass service centers also carry limited inventories of flat glass, which are sold at retail for such purposes as home window repair and table tops. Some automotive accessories are also sold and installed at the service centers. Quality service is stressed in all service centers. IDD also operates a centralized service for handling automotive glass claims under the name Harmon Glass Network (the "Network"). Through the Network, Harmon Glass, on behalf of various insurance companies, handles replacement glass claims made by their policyholders, sometimes in a single call on a toll-free number, to an operator who schedules the repairs through a Harmon Glass service center or a subcontractor member of the Network and begins the process of filing the claim electronically with the applicable insurance company. Harmon Glass service centers handle approximately two-thirds of the claims made through the Network. The Network subcontracts for replacement and repair services with over 3,200 automotive glass stores nationwide for the remainder of the claims. The use of subcontractors in the Network enables Harmon Glass to offer to insurance companies coverage in areas which are not served by existing Harmon Glass service centers. In addition, Harmon Glass retains a portion of the insurance payment on each replacement or repair made by a subcontractor. The Network seeks to maximize the electronic exchange of information with insurance companies, which reduces claim costs and eliminates errors.

  IDD is investing in information systems that enable the division to handle more efficiently all aspects of insurance claims. IDD is implementing direct electronic processing of insurance claims to reduce the costs to insurance companies of processing these claims. The Company also believes that IDD's information systems will enable it to better analyze claims experience for insurance companies.

  THE GLASS DEPOT. The automotive glass distribution centers, known as The Glass Depot, supply the Harmon Glass service centers with automotive and flat glass, as well as selling wholesale to other glass installers. Due to the variety of makes and models of automobiles, automotive glass centers typically stock only windshields for the most popular models. As a result, there is a demand for distributors to maintain inventories of automotive glass and to provide prompt delivery. The Glass Depot distribution centers maintain a broad selection of automotive glass. The Glass Depot centers purchase fabricated automotive glass from several primary glass manufacturers and fabricators, including the Company's Viracon/Curvlite Group.

  Competition. Harmon Glass competes with other replacement automotive glass shops and repair/replacement chains, car dealers and body shops on the basis of price and customer service. Increasingly in recent years, Harmon Glass has competed in the replacement automotive glass market for nationwide or regional arrangements with the claims departments of insurance companies which are seeking to consolidate their claims processing with a fewer number of vendors. For these arrangements, Harmon Glass competes on the basis of its ability to reduce the cost of claims processing for the insurance companies and customer satisfaction by policyholders. This trend toward national or regional arrangements has made the market more volatile as larger amounts of business can be shifted by the change in a single arrangement. Harmon Glass's competition consists of national and regional chains as well as significant local competition. The Glass Depot competes with other automotive glass wholesale distributors, as well as fabricators for automotive original equipment manufacturers, many of which may have greater financial resources than The Glass Depot.

VIRATEC THIN FILMS

  Viratec produces anti-reflective and highly reflective thin film, optical grade coatings for personal computer anti-glare screens, electronic displays, projectors, laser scanners and similar equipment. The Company has made significant investments in Viratec's operations in recent years and is developing commercial applications for its more advanced technologies, including a project to develop commercially feasible manufacturing capabilities to apply thin film anti-glare coatings directly to the curved face of CRTs used in computer monitors, televisions and other electronic displays. Viratec's ability to develop commercially feasible applications for its advanced technologies will depend on its achieving further technological advancements, the likelihood of which cannot be predicted. Viratec has several patents and patents pending pertaining to its glass coating operations. Viratec faces competition in all aspects of its business from domestic and foreign competitors, many of which have substantially greater resources than Viratec. Viratec is a 50% owned joint venture with Marvin.

                                   MANAGEMENT

  The Directors, Executive Officers and certain Division Managers of the Company are set forth in the following table.

                                YEARS AS
          DIRECTORS         AGE DIRECTOR               AFFILIATION
          ---------         --- --------               -----------
   Donald W. Goldfus.......  60    30    Chairman and Chief Executive Officer
                                          of the Company
   Anthony L. Andersen.....  58     6    Chair--Board of Directors and CEO of
                                          H.B. Fuller Company
   Gerald K. Anderson......  62    13    President of the Company
   Harry A. Hammerly.......  60     1    Executive Vice President of Life
                                          Sciences Sector and International
                                          Operations, 3M Company
   O. Walter Johnson.......  69    35    Chairman and Chief Executive Officer
                                          of Clutch &
                                          U-Joint Inc.
   Jerry W. Levin..........  50     7    President and Chief Executive Officer
                                          of Revlon, Inc., Executive Vice
                                          President, MacAndrews & Forbes Group,
                                          Inc.
   James L. Martineau......  54    25    Vice President of the Company,
                                          President of the Glass Fabrication
                                          Division
   Laurence J. Niederhofer.  62    30    Retired Vice Chairman of the Company
                                          and Former Chief Executive Officer of
                                          the Window Fabrication Division of
                                          the Company
   D. Eugene Nugent........  66     4    Retired Chairman and Chief Executive
                                          Officer of Pentair, Inc.
                                 YEARS
    EXECUTIVE OFFICERS AND        WITH
      DIVISION MANAGERS     AGE COMPANY                   TITLE
    ----------------------  --- --------                  -----
   Donald W. Goldfus.......  60    35    Chairman and Chief Executive Officer
                                          of the Company
   Gerald K. Anderson......  62    21    President of the Company
   Thomas N. Adamson.......  45     2    Chief Executive Officer of the
                                          Commercial Construction Division
   Larry C. Anderson.......  52    25    President of the Installation and
                                          Distribution Division
   William G. Gardner......  49    21    Treasurer, Chief Financial Officer and
                                          Secretary of the Company
   Richard Gould...........  54     1    Senior Vice President of the Company
   Gary W. Haider..........  51    23    President of the Commercial
                                          Construction Division
   James L. Martineau......  54    25    Vice President of the Company,
                                          President of the Glass Fabrication
                                          Division

                              SELLING SHAREHOLDER

  The Russell H. Baumgardner Trust of 1986 (the "Selling Shareholder") is selling all of the shares of Common Stock offered hereby. The Selling Shareholder owns shares of Common Stock originally owned by Russell H. Baumgardner, the Company's founder and former Chairman and Chief Executive Officer, who died in January 1994. The trustees of the Selling Shareholder have recommended the sale of the shares of Common Stock to be sold in this offering in order to obtain funds to satisfy certain of the trust's obligations and to diversify the assets to be distributed to the trust's beneficiaries pursuant to the terms of the trust. The trustees of the trust are Donald W. Goldfus, the Company's Chairman and Chief Executive Officer, and Laurence J. Niederhofer and
O. Walter Johnson, who are also members of the Company's Board of Directors. Prior to this offering, the Selling Shareholder beneficially owned 2,203,614 shares of Common Stock, of which 800,000 are offered hereby. Upon completion of this offering the Selling Shareholder will beneficially own 1,403,614 shares of Common Stock (assuming the over-allotment option is not exercised), or approximately 10.5% of the outstanding shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares including Common Stock and Preferred Stock.

COMMON STOCK

  As of September 27, 1994, 13,417,081 shares of the Company's Common Stock are issued and outstanding. In addition, 1,807,586 shares of Common Stock are reserved for issuance upon exercise of outstanding options, options that may be granted pursuant to the Company's stock option plans and shares that may be issued pursuant to the Company's employee stock purchase plan and partnership plan. All currently outstanding shares of Common Stock, including the shares offered hereby, are fully paid and nonassessable.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Accordingly, the holders of a majority of the shares of Common Stock outstanding will be able to elect all of the directors. The holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors. Subject to the preferential rights, if any, of any class or series of the undesignated shares that may be authorized and issued by the Board of Directors, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of the Company. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

  The Company's Articles of Incorporation provide that shares of Preferred Stock may be issued by the Board of Directors from time to time, in one or more series, having such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof or other privileges as it may establish. The issuance of Preferred Stock by the Board of Directors could affect the rights of holders of Common Stock. For example, issuance of the Preferred Stock could result in a class of securities outstanding that will have preferences with respect to dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock. The Company has no current plans to issue any Preferred Stock, except as provided for in the Rights Plan. See "Rights Plan" below.

RIGHTS PLAN

  Each share of Common Stock has one Preferred Stock Purchase Right ("Right") attached. Each whole Right entitles the holder to buy one-one hundredth of the Company's junior participating preferred stock at an initial exercise price of $70 (subject to adjustment). The Rights will become exercisable only if, with certain exceptions, a person or group becomes an "Acquiring Person" by acquiring 10% or more of the outstanding Common Stock or announcing a tender offer of 10% or more of the Common Stock. If the Rights become exercisable, a holder generally will be entitled to purchase for the exercise price of $70 the number of shares of Common Stock subject to the Rights at a price per share equal to one-half of the then-current market price per share of Common Stock. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's exercise price, that number of shares of the acquiring company's common stock having a then current market value of twice the Right's exercise price.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Stock, subject to adjustment. In addition, the Company will be entitled to redeem the Rights, upon approval of a majority of the independent directors of the Company, at $.01 per Right (subject to adjustment) at any time prior to the twentieth day after a public announcement that a person or group has acquired beneficially 10% or more of the Common Stock. The Rights will expire on October 19, 2000 if not previously redeemed or exercised.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is otherwise in the best interests of the Company and its shareholders, as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem the Rights at any time until there is an Acquiring Person.

  The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement.

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Articles of Incorporation and Bylaws contain certain "anti-takeover" provisions that could have the effect of delaying or preventing certain changes in control of the Company and thereby deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

  The Company's directors are elected for three year, staggered terms, such that only a portion of the Company's directors are elected in any year. This provision of the Bylaws, together with a provision discussed below that is contained in the Articles of Incorporation and governs removal of directors, could have the effect of delaying for a period of two years or more a change in control of the Company by delaying a potential acquirer's ability to elect a majority of the Board of Directors, depending upon the number of directors next up for election following any such acquisition. Cumulative voting of shares in the election of directors is prohibited.

  The Company's Articles of Incorporation require that certain "Business Combinations" (as defined in the Articles of Incorporation), including mergers, consolidations and sales of a substantial amount of assets, between the Company or a majority-owned subsidiary of the Company and an "Interested Stockholder" (as defined in the Articles of Incorporation) or its affiliates or associates, be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock of the Company, unless such Business Combination shall have been approved by a majority of "Continuing Directors" (as defined in the Articles of Incorporation) or shall satisfy certain fair price and other conditions. In such event, a Business Combination, in order to be approved, requires only such affirmative vote as may be required by law, any other provision of the Articles of Incorporation or the terms of any other securities of the Company. The Company's Articles of Incorporation also require that any purchase by the Company of any shares of voting stock owned by any Interested Shareholder who has beneficially owned such security for less than two years prior to the date of such purchase shall, with certain exceptions, require the affirmative vote of at least 80% of all votes entitled to be cast by the holders of the voting stock.

  The Company's Articles of Incorporation generally provide that, except as otherwise prohibited by Minnesota law, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty by such a person in the capacity of a director. The Company's Bylaws provide for indemnification of the Company's officers, directors, employees, and agents to the fullest extent permitted by law.

MINNESOTA BUSINESS CORPORATION ACT

  Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from any person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

  Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer Co., New York, New York.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement between the Company, the Selling Shareholder and the Underwriters, the Underwriters named below, for which Dain Bosworth Incorporated is acting as the representative (the "Representative"), have severally agreed to purchase from the Selling Shareholder the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase such shares at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                         NUMBER
                                                                           OF
      UNDERWRITER                                                        SHARES
      -----------                                                        -------
      Dain Bosworth Incorporated........................................
                                                                         -------
          Total......................................................... 800,000
                                                                         =======

  The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representative has advised the Company and the Selling Shareholder that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at the price to public less a concession not
exceeding $      per share. The Underwriters may allow, and such dealers may
reallow, a concession not exceeding $      per share to other dealers. After
the shares of Common Stock are released for sale to the public, the Representative may change the initial price to public and other selling terms.

  The Selling Shareholder has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 120,000 additional shares of the Common Stock, at the same price per share as the initial shares. The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportion as those in the above table.

  The Underwriting Agreement provides that the Company, the Selling Shareholder and the Underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company and its directors and executive officers have agreed that for a period of 90 days after the date of this Prospectus, and the Selling Shareholder has agreed that for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of the Representative, except in the case of the Company, solely in connection with the exercise of options granted pursuant to the Company's stock option plans, and shares to be issued or sold pursuant to the employee stock purchase plan and partnership plan.

  In connection with this offering, certain Underwriters and selling group members (if any) of their respective affiliates who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney, Minneapolis, Minnesota. Certain legal matters regarding this offering will be passed upon for the Underwriters by Lindquist & Vennum PLLP, Minneapolis, Minnesota and for the Selling Shareholder by Briggs & Morgan, P.A., Minneapolis, Minnesota.

                                    EXPERTS

  The consolidated financial statements of the Company as of February 26, 1994 and February 27, 1993 and for each of the years in the three-year period ended February 26, 1994, included and incorporated by reference in this Prospectus, and the financial statement schedules incorporated by reference herein from the Company's Annual Report on Form 10-K, have been audited by KPMG Peat Marwick LLP independent certified public accountants, as stated in their reports included and incorporated herein by reference, and have been included and incorporated herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            APOGEE ENTERPRISES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets at February 27, 1993, February 26, 1994 and
 August 27, 1994 (unaudited)..............................................  F-3
Consolidated Results of Operations for the fiscal years ended February 29,
 1992, February 27, 1993 and February 26, 1994 and six months ended August
 28, 1993 and August 27, 1994 (unaudited).................................  F-4
Consolidated Statements of Cash Flows for the fiscal years ended February
 29, 1992, February 27, 1993 and February 26, 1994 and six months ended
 August 28, 1993 and August 27, 1994 (unaudited)..........................  F-5
Notes to the Consolidated Financial Statements............................  F-6

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Apogee Enterprises, Inc.:

  We have audited the consolidated financial statements of Apogee Enterprises, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apogee Enterprises, Inc. and subsidiaries as of February 26, 1994 and February 27, 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended February 26, 1994 in conformity with generally accepted accounting principles.

  As discussed in notes 1 and 9, the company changed its method of accounting for income taxes in fiscal 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
April 22, 1994

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                     ASSETS

                                          FEBRUARY 27, FEBRUARY 26, AUGUST 27,
                                              1993         1994        1994
                                          ------------ ------------ -----------
                                                                    (UNAUDITED)
Current assets
 Cash and cash equivalents...............   $  8,908     $ 10,824    $  9,992
 Receivables, net of allowance for
  doubtful accounts......................    106,421      144,597     142,198
 Inventories.............................     40,189       52,732      59,989
 Deferred income taxes...................      8,481        8,454       9,054
 Other current assets....................      5,030        4,679       4,199
                                            --------     --------    --------
    Total current assets.................    169,029      221,286     225,432
                                            --------     --------    --------
Property, plant and equipment, net.......     66,128       64,917      69,518
Other assets
 Intangible assets, at cost less
  accumulated amortization of $8,101,
  $10,999 and $11,509, respectively......      4,917        1,972       1,954
 Investments in and advances to
  affiliated companies...................     10,179       11,826      11,681
Deferred income taxes....................         --        3,526       4,126
Other....................................      1,203        2,661       2,396
                                            --------     --------    --------
                                              16,299       19,985      20,157
                                            --------     --------    --------
    Total assets.........................   $251,456     $306,188    $315,107
                                            ========     ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable........................   $ 37,200     $ 51,488    $ 36,933
 Accrued expenses........................     36,414       40,916      44,370
 Billings in excess of costs and earnings
  on uncompleted contracts...............     17,440       15,911      18,238
 Accrued income taxes....................      4,556        4,524       6,362
 Notes payable...........................         --       23,850      18,500
 Current installments of long-term debt..      4,177        4,157       4,081
                                            --------     --------    --------
    Total current liabilities............     99,787      140,846     128,484
                                            --------     --------    --------
Long-term debt...........................     28,419       35,688      50,341
Other long-term liabilities..............     10,915       14,260      14,772
Minority interest........................         --        1,331       1,203
Commitments and contingent liabilities
 (Notes 14 and 15).......................         --           --          --
Shareholders' equity (Note 7)
 Common stock of $.33 1/3 par value;
  authorized 50,000,000 shares; issued
  and outstanding, 13,177,000, 13,312,000
  and 13,417,000 shares, respectively....      4,392        4,437       4,472
 Additional paid-in capital..............     15,845       17,718      19,039
 Retained earnings.......................     92,098       91,908      96,796
                                            --------     --------    --------
    Total shareholders' equity...........    112,335      114,063     120,307
                                            --------     --------    --------
    Total liabilities and shareholders'
     equity..............................   $251,456     $306,188    $315,107
                                            ========     ========    ========

          See accompanying notes to consolidated financial statements.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

                       CONSOLIDATED RESULTS OF OPERATIONS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEARS ENDED,              SIX MONTHS ENDED,
                          -------------------------------------- ------------------
                          FEBRUARY 29, FEBRUARY 27, FEBRUARY 26,  AUGUST    AUGUST
                              1992         1993         1994     28, 1993  27, 1994
                          ------------ ------------ ------------ --------  --------
                                                                    (UNAUDITED)
Net sales...............    $596,281     $572,450     $688,233   $324,320  $364,898
Cost of sales...........     494,701      494,249      604,338    282,280   310,270
                            --------     --------     --------   --------  --------
    Gross profit........     101,580       78,201       83,895     42,040    54,628
Selling, general and
 administrative
 expenses...............      76,531       71,832       71,659     36,539    42,435
Equity in net (earnings)
 loss of affiliated
 companies..............       2,529       (1,875)      (2,294)    (1,194)     (471)
Provisions for business
 restructuring and asset
 valuation..............       5,800           --        5,178         --        --
                            --------     --------     --------   --------  --------
    Operating income....      16,720        8,244        9,352      6,695    12,664
Interest expense, net...         970        1,794        2,735      1,320     1,383
                            --------     --------     --------   --------  --------
    Earnings before
     income taxes and
     other items below..      15,750        6,450        6,617      5,375    11,281
Income taxes............       7,245        1,936        2,634      2,016     4,512
Minority interest.......          --           --          675         --      (125)
                            --------     --------     --------   --------  --------
    Net earnings before
     cumulative effect
     of change in
     accounting for
     income taxes.......       8,505        4,514        3,308      3,359     6,894
                            --------     --------     --------   --------  --------
Cumulative effect of
 change in accounting
 for income taxes.......          --           --          525        525        --
                            --------     --------     --------   --------  --------
    Net earnings........    $  8,505     $  4,514     $  3,833   $  3,884  $  6,894
                            ========     ========     ========   ========  ========
Earnings per share
 before cumulative
 effect of change in
 accounting for income
 taxes..................    $    .63     $    .34     $    .25   $    .25  $    .51
Cumulative effect per
 share of change in
 accounting for income
 taxes..................          --           --          .04        .04        --
                            --------     --------     --------   --------  --------
    Earnings per share..    $    .63     $    .34     $    .29   $    .29  $    .51
                            ========     ========     ========   ========  ========


          See accompanying notes to consolidated financial statements.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                      YEARS ENDED,                SIX MONTHS ENDED,
                         -------------------------------------- ---------------------
                         FEBRUARY 29, FEBRUARY 27, FEBRUARY 26, AUGUST 28, AUGUST 27,
                             1992         1993         1994        1993       1994
                         ------------ ------------ ------------ ---------- ----------
                                                                     (UNAUDITED)
Operating Activities
 Net earnings...........   $  8,505     $  4,514     $  3,833    $  3,884   $  6,894
 Adjustments to
    reconcile net
    earnings to net cash
    (used by) provided
    by operating
    activities
  Cumulative effect of
   change in accounting
   for income taxes.....         --           --         (525)       (525)        --
  Depreciation and
   amortization.........     16,305       15,110       15,724       7,344      7,649
  Provision for losses
   on accounts
   receivable...........      6,261        2,061        2,388       1,175      1,037
  Noncurrent deferred
   income tax expense...     (1,357)      (1,992)      (3,124)       (600)      (600)
  Provision for business
   restructuring and
   asset valuation......      5,800           --        5,178          --         --
  Equity in net
   (earnings) loss of
   affiliated companies.      2,529       (1,875)      (2,294)     (1,194)      (471)
  Minority interest in
   net earnings.........         --           --          675          --       (125)
  Other, net............        371          176       (1,580)         70        315
  Changes in operating
     assets and
     liabilities, net of
     effect of
     acquisitions
   Receivables..........      7,179      (14,692)     (40,205)    (32,056)     1,406
   Inventories..........      2,081         (131)     (10,255)     (5,514)    (7,247)
   Other current assets.       (696)         421          351      (1,891)       480
   Accounts payable and
    accrued expenses....     (5,393)       2,255       17,003       5,858    (11,101)
   Billings in excess of
    costs and earnings
    on uncompleted
    contracts...........    (18,826)         968       (1,529)      3,099      2,327
   Accrued and current
    deferred income
    taxes...............     (2,376)      (3,333)         164      (1,761)     1,238
   Other long-term
    liabilities.........      1,404        3,457        3,299         228        512
                           --------     --------     --------    --------   --------
    Net cash (used by)
     provided by
     operating
     activities.........     21,787        6,939      (10,897)    (21,883)     2,314
                           --------     --------     --------    --------   --------
Investing Activities
 Capital expenditures...    (12,974)      (9,166)     (14,046)     (5,417)   (11,909)
 Acquisition of
  businesses, net of
  cash acquired.........     (5,398)      (1,696)      (3,154)     (3,834)      (272)
 Investment in and
  advances to affiliated
  companies.............        127       (2,502)       1,527          87        613
 Proceeds from sale of
  property, plant and
  equipment.............        376          818          832          --         --
 Other, net.............     (1,234)      (1,434)      (1,340)       (432)      (156)
                           --------     --------     --------    --------   --------
    Net cash used by
     investing
     activities.........    (19,103)     (13,980)     (16,181)     (9,596)   (11,724)
                           --------     --------     --------    --------   --------
Financing Activities
 Increase in notes
  payable...............         --           --       23,850      14,300     (5,350)
 Payments on long-term
  debt..................       (636)      (7,733)      (6,851)       (520)      (423)
 Proceeds from issuance
  of long-term debt.....         --       10,900       14,100      14,100     15,000
 Proceeds from issuance
  of common stock.......        579        1,508        1,945         554      1,356
 Repurchase and
  retirement of common
  stock.................       (848)      (3,884)        (209)         --         --
 Dividends paid.........     (3,505)      (3,584)      (3,841)     (1,852)    (2,005)
                           --------     --------     --------    --------   --------
    Net cash provided by
     (used by) financing
     activities.........     (4,410)      (2,793)      28,994      26,582      8,578
                           --------     --------     --------    --------   --------
Increase (decrease) in
 cash and cash
 equivalents............     (1,726)      (9,834)       1,916      (4,897)      (832)
Cash and cash
 equivalents at
 beginning of period....     20,468       18,742        8,908       8,908     10,824
                           --------     --------     --------    --------   --------
Cash and cash
 equivalents at end of
 period.................   $ 18,742     $  8,908     $ 10,824    $  4,011   $  9,992
                           ========     ========     ========    ========   ========

          See accompanying notes to consolidated financial statements.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA

 Principles of Consolidation

  The consolidated financial statements include the accounts of Apogee Enterprises, Inc. and Subsidiaries (the Company or Apogee). The Company uses the equity method to account for its 50%-owned joint ventures. All significant intercompany transactions are eliminated. Certain amounts from prior year financial statements have been reclassified to be consistent with the fiscal 1994 presentation.

 Cash and Cash Equivalents

  Investments with an original maturity of three months or less are included in cash and cash equivalents.

 Inventories

  Inventories, which consist primarily of purchased glass and aluminum, are valued at cost, principally by using the last-in, first-out (LIFO) method, which does not exceed market. If the first-in, first-out (FIFO) method had been used, the Company's inventories would have been $1,900,000 and $1,825,000 higher than reported at February 27, 1993 and February 26, 1994, respectively.

 Property, Plant and Equipment

  Property, plant and equipment, including improvements to existing facilities, are carried at cost. Repairs and maintenance are charged to expense as incurred. Apogee computes depreciation on a straight-line basis, based on estimated useful lives of 20 to 40 years for buildings and 2 to 15 years for equipment. When property is retired or otherwise disposed of, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

 Intangible Assets and Amortization

  Intangible assets consist principally of goodwill and non-compete agreements. The Company reviews the ongoing future value of intangibles on an annual basis. The continuing benefit of such assets is evaluated based upon an assessment of relevant economic and other criteria, including projections of future results.

  Goodwill is the excess of cost over the fair value of acquired assets of purchased businesses. Goodwill is amortized over periods ranging from 10 to 40 years, except for $923,000, which is not being amortized. In the Company's opinion, there has been no diminution of its value.

  Non-compete agreements are contracts with the previous management of purchased businesses not to enter into competition with the Company for a certain period of time. Non-compete agreements are amortized ratably over the term of the agreements. Amortization expense amounted to $2,106,000, $2,123,000 and $2,328,000 in 1992, 1993 and 1994, respectively.

 Other Long-Term Liabilities

  The Company's long-term liabilities include the long-term portion of accrued insurance costs and deferred compensation.

 Revenue Recognition

  The Company recognizes revenue from construction contracts on a percentage-of-completion basis, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include materials, labor and other direct costs related to contract performance. The Company

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES establishes provisions for estimated losses, if any, on uncompleted contracts in the period in which such losses are determined. Revenue from the sale of products and the related cost of sales are recorded upon shipment. All selling, general and administrative costs are expensed in the period incurred.

 Income Taxes

  Apogee files a consolidated federal income tax return. Effective February 28, 1993, Apogee adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). SFAS 109 requires the asset and liability method be used to account for income taxes. This method recognizes deferred tax assets and liabilities based upon the future tax consequences of temporary differences between financial and tax reporting. Previously Apogee followed the provisions of Accounting Principles Board Opinion No. 11. The cumulative effect of the change in accounting for income taxes is included in the fiscal 1994 Consolidated Results of Operations.

 Earnings Per Share

  Apogee computes earnings per share by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the year. The Company's average common shares and common share equivalents outstanding during 1992, 1993 and 1994 were 13,512,000, 13,293,000 and
13,289,000, respectively.

 Translation of Foreign Currencies

  The financial statements of the Company's foreign operations have been translated to U.S. dollars, using the rules of Statement of Financial Accounting Standards No. 52. Balance sheet accounts are stated in U.S. dollars at either the year-end or historical exchange rate. Results of operations statement items are translated at average exchange rates for the period.

 Accounting Period

  Apogee's fiscal year ends on the Saturday closest to February 28. Interim quarters end on the Saturday closest to the end of the months of May, August and November.

 Interim financial information (unaudited)

  The financial statements and notes related thereto as of August 27, 1994 and for the six-month periods ended August 28, 1993 and August 27, 1994, are unaudited, but, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The operating results for the interim periods are not necessarily indicative of the operating results to be expected for a full fiscal year.

2. RECEIVABLES

                                                               1993      1994
                                                             --------  --------
                                                               (IN THOUSANDS)
      Trade accounts........................................ $ 43,172  $ 58,474
      Construction contracts................................   43,090    59,747
      Contract retainage....................................   23,730    30,507
      Other receivables.....................................    2,768     3,748
                                                             --------  --------
          Total receivables.................................  112,760   152,476
      Less allowance for doubtful accounts..................   (6,339)   (7,879)
                                                             --------  --------
          Net receivables................................... $106,421  $144,597
                                                             ========  ========

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

  Apogee provides products and services to the commercial and institutional new construction and remodeling markets, the automotive replacement glass market (wholesale and retail) and selected consumer markets at the distribution level. The Company does not believe a concentration of credit risk exists, due to the diversity of its markets and channels of distribution, and the geographic location of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limit the amount of credit extended when deemed necessary. The Company also routinely files liens to protect its interest whenever possible. The Company generally requires no collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. The provision for bad debt expense was $6,261,000, $2,061,000 and $2,388,000 in 1992, 1993 and 1994, respectively.

3. INVENTORIES

                                                                     AUGUST 27,
                                                      1993    1994      1994
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                                            (IN THOUSANDS)
      Raw materials................................. $ 8,819 $ 9,994   $11,405
      In process....................................   2,315   3,413     4,106
      Finished......................................  23,148  29,565    30,267
      Costs in excess of billings...................   5,907   9,760    14,211
                                                     ------- -------   -------
          Total inventories......................... $40,189 $52,732   $59,989
                                                     ======= =======   =======

4. PROPERTY, PLANT AND EQUIPMENT

                                                               1993      1994
                                                             --------  --------
                                                               (IN THOUSANDS)
      Land.................................................. $  2,202  $  2,308
      Buildings.............................................   35,454    37,283
      Machinery and equipment...............................   55,960    60,117
      Office furniture and equipment........................   20,694    23,232
      Leasehold improvements................................    8,216     6,682
      Construction in progress..............................    2,031     4,019
      Other.................................................    7,704     7,769
                                                             --------  --------
          Total property, plant and equipment...............  132,261   141,410
      Less allowance for depreciation.......................  (66,133)  (76,493)
                                                             --------  --------
          Net property, plant and equipment................. $ 66,128  $ 64,917
                                                             ========  ========

  Depreciation expense was $14,199,000, $12,987,000 and $13,397,000 in 1992,
1993 and 1994, respectively.

5. ACCRUED EXPENSES

                                                                  1993    1994
                                                                 ------- -------
                                                                  (IN THOUSANDS)
      Payroll and related benefits.............................. $ 9,823 $15,331
      Insurance.................................................  12,419  10,023
      Taxes, other than income taxes............................   2,656   1,888
      Pension...................................................   2,804   2,929
      Interest..................................................     806     994
      Other.....................................................   7,906   9,751
                                                                 ------- -------
          Total accrued expenses................................ $36,414 $40,916
                                                                 ======= =======

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT

                                                                1993     1994
                                                               -------  -------
                                                                (IN THOUSANDS)
      Promissory note, 9.65%, due in annual installments
       through 1998..........................................  $17,857  $11,607
      Borrowings under revolving credit agreements...........   10,900   25,000
      Floating rate industrial development bond, 2.6% at year
       end, due in annual installments through 1999..........    2,400    2,000
      Industrial development bonds, interest ranging from
       3.60% to 6.30%, due in annual installments through
       2003..................................................    1,330    1,177
      Other..................................................      109       61
                                                               -------  -------
          Total long-term debt...............................   32,596   39,845
      Less current installments..............................   (4,177)  (4,157)
                                                               -------  -------
      Net long-term debt.....................................  $28,419  $35,688
                                                               =======  =======

  Long-term debt maturities are as follows:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         -------------
           1995...............................    $ 4,157
           1996...............................      4,172
           1997...............................     12,430
           1998...............................      9,761
           1999...............................      8,878
           Thereafter.........................        447
                                                  -------
               Total..........................    $39,845
                                                  =======

  In fiscal 1992, the Company entered into three interest rate swap agreements with a notional amount of $25.0 million that effectively converted a portion of our fixed rate, long-term borrowings into variable rate obligations. The swap agreements are accounted for as hedges, with the net interest paid or received included in interest expense. During fiscal 1993, the Company sold two of the swap agreements at net gains. The gains are being recognized as reductions in interest expense over the original term of the swap agreements.

  The terms of the promissory note include certain dividend and debt level restrictions and requirements to maintain minimum levels of tangible net worth and certain financial ratios. Retained earnings available for dividends under the terms of the promissory note were approximately $27.0 million at February 26, 1994.

  The net book value of property, plant and equipment pledged as collateral, principally under industrial development bonds, was approximately $2.0 million at February 26, 1994.

  In February 1993, the Company entered into new revolving credit agreements with two banks. The agreements allow the Company to borrow up to $25.0 million at various alternative rates. The revolving credit term is three years, with an additional three-year term-loan option. At any time through the revolving period, the Company can convert any outstanding loans into a long-term note. The agreements require the Company to maintain minimum levels of tangible net worth and certain financial ratios.

  The Company also had access to $60.0 million via committed and uncommitted credit facilities with several major lending institutions. The Company may elect to have borrowings under the agreements bear interest at fixed or floating rates. At February 26, 1994, $23.9 million in borrowings were outstanding under these agreements. Interest rates on the year-end borrowings ranged from 3.50% to 3.81%.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

  Selected information related to bank borrowings under credit agreements is as follows:

                                                                1993     1994
                                                               -------  -------
                                                               (DOLLAR AMOUNTS
                                                                IN THOUSANDS)
      Average daily borrowings during the year................ $ 3,992  $34,203
      Maximum borrowings outstanding during the year.......... $12,100  $53,800
      Weighted average interest rate during the year..........    4.00%    3.67%

7. SHAREHOLDERS' EQUITY

                                          COMMON            ADDITIONAL
                                          SHARES    COMMON   PAID-IN   RETAINED
                                        OUTSTANDING STOCK    CAPITAL   EARNINGS
                                        ----------- ------  ---------- --------
                                                    (IN THOUSANDS)
   Balance at March 2, 1991............   13,477    $4,492   $14,422   $90,136
    Net earnings.......................       --        --        --     8,505
    Common stock issued................       53        18       561        --
    Common stock repurchased or
     retired...........................      (69)      (23)      (75)     (750)
    Cash dividends.....................       --        --        --    (3,505)
                                          ------    ------   -------   -------
   Balance at February 29, 1992........   13,461     4,487    14,908    94,386
    Net earnings.......................       --        --        --     4,514
    Common stock issued................      150        50     1,458        --
    Common stock repurchased or
     retired...........................     (434)     (145)     (521)   (3,218)
    Cash dividends.....................       --        --        --    (3,584)
                                          ------    ------   -------   -------
   Balance at February 27, 1993........   13,177     4,392    15,845    92,098
    Net earnings.......................       --        --        --     3,833
    Common stock issued................      152        51     1,894        --
    Common stock repurchased or
     retired...........................      (17)       (6)      (21)     (182)
    Cash dividends.....................       --        --        --    (3,841)
                                          ------    ------   -------   -------
   Balance at February 26, 1994........   13,312    $4,437   $17,718   $91,908
                                          ======    ======   =======   =======

  A class of 200,000 shares of junior preferred stock with a par value of $1.00 is authorized, but unissued.

  Apogee has a Shareholders' Rights Plan, under which each share of the Company's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Apogee or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

8. INTEREST EXPENSE, NET

                                                        1992     1993     1994
                                                       -------  -------  ------
                                                           (IN THOUSANDS)
   Interest on debt................................... $ 2,832  $ 2,709  $3,008
   Other interest.....................................      91      278     620
                                                       -------  -------  ------
       Total interest expense.........................   2,923    2,987   3,628
   Less interest income...............................  (1,953)  (1,193)   (893)
                                                       -------  -------  ------
       Interest expense, net.......................... $   970  $ 1,794  $2,735
                                                       =======  =======  ======

  Interest payments were $2,959,000, $2,556,000 and $3,714,000 in 1992, 1993 and 1994, respectively.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

9. INCOME TAXES

  As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) in 1994. The cumulative effect of this change in accounting for income taxes is reported separately in the accompanying Results of Operations for the year ended February 26, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

  The components of income tax expense for each of the last three fiscal years are as follows:

                                                         1992     1993    1994
                                                        -------  ------  ------
                                                           (IN THOUSANDS)
   Current:
    Federal............................................ $10,430  $2,525  $3,342
    State and local....................................   2,127     639     701
    Foreign............................................   3,203    (429)  1,520
                                                        -------  ------  ------
       Total current...................................  15,760   2,735   5,563
   Deferred:
    Federal............................................  (5,903) (1,494) (2,794)
    State and local....................................  (1,237)   (310)   (485)
    Foreign............................................  (1,375)  1,005     350
                                                        -------  ------  ------
       Total deferred..................................  (8,515)   (799) (2,929)
                                                        -------  ------  ------
         Total income tax expense...................... $ 7,245  $1,936  $2,634
                                                        =======  ======  ======

  Income tax payments, net of refunds, were $11,337,000, $7,371,000 and $5,934,000 in 1992, 1993 and 1994, respectively.

  The differences between statutory federal tax rates and the Company's consolidated effective tax rates are as follows:

                                                            1992  1993   1994
                                                            ----  -----  -----
   Statutory federal tax rate.............................. 34.0%  34.0%  35.0%
   State and local income taxes, net of federal tax
    benefit................................................  4.4    3.4    2.1
   Equity in (earnings) affiliates.........................  8.8  (11.0) (12.3)
   Tax credits.............................................   --     --   (2.2)
   Foreign items with no tax benefit.......................   --     --    7.7
   Other, net.............................................. (1.2)   3.6    0.4
   Valuation allowance.....................................   --     --    9.1
                                                            ----  -----  -----
   Consolidated effective tax rate......................... 46.0%  30.0%  39.8%
                                                            ====  =====  =====

  The components of deferred income tax expense (benefit) for 1992 and 1993 are as follows:

                                                               1992     1993
                                                              -------  -------
                                                              (IN THOUSANDS)
   Completed contract accounting............................. $(2,668) $  (172)
   Accelerated depreciation..................................  (1,659)     394
   Allowance for doubtful accounts...........................  (2,095)   1,862
   Accrued insurance.........................................    (601)  (1,499)
   Other accrued expenses....................................      35     (170)
   Deferred compensation.....................................    (511)    (215)
   Inventory.................................................    (510)     384
   Business restructuring reserve............................    (464)    (863)
   Other, net................................................     (42)    (520)
                                                              -------  -------
       Deferred income taxes................................. $(8,515) $  (799)
                                                              =======  =======

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

  Deferred tax assets and deferred tax liabilities at February 28, 1993 and February 26, 1994 are as follows:

                                                                 1993    1994
                                                                ------  -------
                                                                (IN THOUSANDS)
      Deferred tax assets:
       Allowance for doubtful accounts......................... $2,400  $ 3,035
       Accrued insurance.......................................  7,358    8,701
       Deferred compensation...................................  2,900    3,143
       Business restructuring reserve..........................  1,017    2,127
       Inventory capitalization................................  1,348    1,591
       Other...................................................  2,191    2,260
                                                                ------  -------
       Gross deferred tax assets............................... 17,214   20,857
       Less valuation allowance................................   (435)  (1,035)
                                                                ------  -------
          Net deferred tax assets.............................. 16,779   19,822
                                                                ------  -------
      Deferred tax liabilities:
       Accelerated depreciation................................  5,100    5,006
       Employee benefit plans..................................  1,385    1,307
       Other...................................................  1,243    1,529
                                                                ------  -------
          Net deferred tax liabilities.........................  7,728    7,842
                                                                ------  -------
          Net deferred tax assets.............................. $9,051  $11,980
                                                                ======  =======

  Apogee's valuation allowance increased by $600,000, which relates primarily to a capital loss carryforward. The valuation allowance at February 26, 1994 also included amounts for foreign tax credits.

10. INVESTMENT IN AFFILIATED COMPANIES

  Apogee, through its glass fabrication division, is party to a joint venture agreement with Marvin Windows of Warroad, Minnesota, forming Marcon Coatings, Inc. and its subsidiary, Viratec Thin Films, Inc. (Marcon/Viratec). Marcon/Viratec operates two glass coating facilities. The Company's 50% ownership investment in Marcon/Viratec is accounted for using the equity method.

  Apogee and Marvin have leased certain glass coating equipment to Marcon and made cash advances to Marcon/Viratec. The Company's net investment in Marcon/Viratec as of February 27, 1993 and February 26, 1994 was $8,858,000 and $10,652,000, respectively. The Company's equity in Marcon/Viratec's net (earnings) loss is included in the accompanying Consolidated Results of Operations. Marcon/Viratec's net earnings for 1993 and 1994 included tax benefits from net operating loss carryforwards in the amounts of $1,200,000 and $437,000, respectively.

  A summary of assets, liabilities and results of operations for Marcon/Viratec is presented below:

                                                         1992     1993    1994
                                                        -------  ------- -------
                                                            (IN THOUSANDS)
   Current assets...................................... $ 3,483  $ 5,402 $10,248
   Noncurrent assets...................................  14,752   11,997  15,704
   Current liabilities.................................   6,842    4,577   7,214
   Noncurrent liabilities..............................  14,473   12,716  14,066
   Net sales...........................................  15,944   24,150  34,497
   Gross profit (loss).................................  (1,302)   6,929  10,967
   Net earnings (loss).................................  (6,615)   3,188   4,566

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

11. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

  The Company maintains a qualified defined contribution pension plan that covers substantially all full-time, non-union employees. Contributions to the plan are based on a percentage of employees' base earnings. Benefits for each employee vary based on total contributions and earnings on invested funds. The Company deposits pension costs with the trustee annually. All pension costs were fully funded or accrued as of year end. Contributions to the plan were $2,651,000, $2,848,000 and $3,014,000 in 1992, 1993 and 1994, respectively.

  The Company also maintains a 401(k) Savings Plan, designed to encourage eligible employees to develop a long-term savings program. The plan allows employees to contribute 1% to 10% of their pretax compensation. Apogee matches 30% of the first 6% of the employee contributions. Amounts contributed by the Company to the plan were $1,035,000, $1,069,000 and $1,206,000 in 1992, 1993 and 1994, respectively.

  The 1987 Stock Option Plan provides for the issuance of up to 1,250,000 options to purchase Company stock. Options awarded under this plan, either in the form of incentive stock options or nonstatutory options, are exercisable at an option price equal to the fair market value at date of award. Changes in stock options outstanding for each of the last three fiscal years are as follows:

                                         1992          1993          1994
                                     ------------  ------------  -------------
   Options outstanding at beginning
    of the year....................       467,000       381,000        481,000
   Granted.........................        25,000       165,000        148,000
   Exercised.......................       (54,000)      (31,000)        (4,000)
   Forfeited.......................       (57,000)      (34,000)      (148,000)
                                     ------------  ------------  -------------
   Options outstanding at end of
    year...........................       381,000       481,000        477,000
                                     ============  ============  =============
   Options exercisable at end of
    year...........................       167,000       150,000        129,000
                                     ============  ============  =============
   Price range of outstanding
    options........................  $8.38-$18.91  $8.95-$18.91  $ 8.95-$18.91
                                     ============  ============  =============
   Price range of exercised
    options........................  $6.75-$15.25  $       9.38  $10.75-$12.00
                                     ============  ============  =============

  The 1987 Partnership Plan, a plan which is designed to increase the ownership of Apogee stock by key employees, allows participants selected by the Compensation Committee of the Board of Directors to use earned incentive compensation to purchase Apogee stock. The purchased stock is then matched by an equal award of restricted stock, which vests over a predetermined period. There are 1,100,000 shares of common stock authorized for issuance or repurchase under the plan. As of February 26, 1994, 500,000 shares have been issued under the plan. The Company expensed $450,000, $287,000 and $478,000 in conjunction with the Partnership Plan in 1992, 1993 and 1994, respectively.

12. ACQUISITIONS AND DIVESTITURES

  In April 1993, the Company's Commercial Construction Division purchased certain assets of CFEM Facades, a French curtainwall company. Also in 1994, the Company's Glass Fabrication Division's TruVue unit purchased the assets of a company serving another segment of the picture framing market.

  During 1993 and 1992, the Company's Installation and Distribution Division purchased the assets of several auto glass service and distribution centers. In 1992, the Company's Commercial Construction Division purchased the assets of three companies in the detention/security sector of the nonresidential construction market.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

  All of the above transactions were accounted for by the purchase method. Accordingly, Apogee's consolidated financial statements include the net assets and results of operations from the dates of acquisition. In connection with the above acquisitions, the fair market value of assets purchased and liabilities assumed were as follows:

                                                           1992    1993   1994
                                                          ------- ------ ------
                                                              (IN THOUSANDS)
   Fair value of assets acquired......................... $17,392 $1,696 $3,154
   Liabilities assumed...................................  11,994     --     --
                                                          ------- ------ ------
   Net cash paid......................................... $ 5,398 $1,696 $3,154
                                                          ======= ====== ======

13. PROVISION FOR BUSINESS RESTRUCTURING AND ASSET VALUATION

  During 1994, the Company recorded business restructuring and asset provision of $5.6 million. ($4.5 million pre-tax). The charge was principally related to the consolidation or closing of 10 Commercial Construction Division offices and facilities, the write-down of certain assets and the reorganization of the Window Fabrication Division's architectural products operation. The provision consisted of asset writedowns of $2.5 million and projected cash outlays of $3.1 million, most of which will take place in fiscal 1995.

  During 1992, the Company recorded a business restructuring provision of $5.8 million ($4.1 million after tax). The charge was principally related to the consolidation of the Company's Glass Fabrication Division's fabricating and coating capabilities, which involved the closing of its West Coast facilities and merging them with the division's Minnesota operations. The Company settled all outstanding matters related to the consolidation during fiscal 1994 and recorded a $405,000 recovery of the fiscal 1992 provision.

14. LEASES

  As of February 26, 1994, the Company was obligated under noncancelable operating leases for buildings and equipment. Certain leases provide for increased rentals based upon increases in real estate taxes or operating costs. Future minimum rental payments under noncancelable operating leases are:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         --------------
           1995...............................    $ 8,170
           1996...............................      5,574
           1997...............................      3,838
           1998...............................      2,418
           1999...............................      1,604
           Thereafter.........................      1,729
                                                  -------
               Total minimum payments.........    $23,333
                                                  =======

  Total rental expense was $16,889,000, $15,653,000 and $17,129,000 in 1992,
1993 and 1994, respectively.

15. COMMITMENTS AND CONTINGENT LIABILITIES

  Apogee has entered into a number of non-compete agreements. Non-compete agreements represent contractual agreements with the previous management of purchased businesses not to enter into competition with the Company for a certain period of time. As of February 26, 1994, the Company was committed to make future payments of $1,716,000 under such agreements.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

  Apogee has ongoing letters of credit related to risk management programs, construction contracts and certain industrial development bonds. The total value of letters of credit under which the Company is obligated as of February 26, 1994 was approximately $38,932,000.

  Apogee, like other participants in the construction business, is routinely involved in disputes and claims arising out of construction projects, sometimes involving significant monetary damages. Although it is impossible to predict the outcome of such disputes, the Company believes, based on facts currently available to us, that none of such claims will result in losses that would have a material adverse effect on its financial condition.

16. FAIR VALUE DISCLOSURES

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107.

  Estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimating methodologies may have a material effect on the estimated fair value amounts.

  Estimated fair values of the Company's financial instruments at February 26, 1994 are as follows:

                                                            CARRYING ESTIMATED
                                                             AMOUNT  FAIR VALUE
                                                            -------- ----------
                                                              (IN THOUSANDS)
      Long-term debt....................................... $39,845   $40,259
      Interest rate swap agreement in a net payable
       position............................................      --   $   182

  For cash and cash equivalents, receivables, and accounts payable, carrying value is a reasonable estimate of fair value.

  The carrying values (face amounts) of the Company's long-term debt that have variable interest rates are reasonable estimates of fair value. For borrowings that have fixed interest rates, fair value is estimated by discounting the projected cash flows using the rate at which similar borrowings could currently be made.

  The fair value of interest rate swaps is the difference between the present value of the Company's future interest obligation at a fixed rate and the counterparty's obligation at a floating rate.

                   APOGEE ENTERPRISES, INC. AND SUBSIDIARIES

17. BUSINESS SEGMENTS

  Sales, operating income, identifiable assets and other related data for the Company's operations in different business segments, appearing in this report, are an integral part of these financial statements.

                                 1992             1993             1994
                            ---------------  ---------------  ----------------
                             AMOUNT     %     AMOUNT     %     AMOUNT     %
                            --------  -----  --------  -----  --------  ------
                                    (DOLLAR AMOUNTS IN THOUSANDS)
Sales:
 Commercial construction... $274,863   46.1  $248,532   43.4  $307,036    44.6
 Window fabrication........   89,101   14.9    75,325   13.2    83,228    12.1
 Glass fabrication.........  108,530   18.2   111,933   19.6   135,208    19.6
 Installation and
  distribution.............  153,561   25.8   165,842   29.0   197,471    28.7
                            --------  -----  --------  -----  --------  ------
   Total...................  626,055  105.0   601,632  105.1   722,943   105.0
 Intersegment elimination..  (29,774)  (5.0)  (29,182)  (5.1)  (34,710)   (5.0)
                            --------  -----  --------  -----  --------  ------
   Net sales............... $596,281  100.0  $572,450  100.0  $688,233   100.0
                            ========  =====  ========  =====  ========  ======
Operating Income (Loss):
 Commercial construction... $ 14,972   74.6  $ (5,092) (62.9) $(18,959) (376.5)
 Window fabrication........    7,426   37.0      (506)  (6.3)   (3,484)  (69.2)
 Glass fabrication.........   (2,292) (11.4)    7,845   96.9    13,560   269.3
 Installation and
  distribution.............      (43)  (0.2)    5,845   72.2    13,918   276.4
                            --------  -----  --------  -----  --------  ------
   Total................... $ 20,063  100.0  $  8,092  100.0  $  5,035   100.0
                            --------  =====  --------  =====  --------  ======
 Interest expense, net.....     (970)          (1,794)          (2,735)
 Other income (expense)....   (3,343)             152            4,317
                            --------         --------         --------
   Earnings before income
    taxes and other items.. $ 15,750         $  6,450         $  6,617
                            ========         ========         ========

                                                                                   DEPRECIATION &
                             IDENTIFIABLE ASSETS         CAPITAL EXPENDITURES       AMORTIZATION
                          ----------------------------  ---------------------- -----------------------
                            1992      1993      1994     1992    1993   1994    1992    1993    1994
                          --------  --------  --------  ------- ------ ------- ------- ------- -------
                                                (DOLLAR AMOUNTS IN THOUSANDS)
Commercial construction.  $ 66,596  $ 86,911  $114,060  $ 3,131 $2,774 $ 2,600 $ 2,314 $ 2,920 $ 3,508
Window fabrication......    41,290    39,084    43,928    2,657  3,120   2,332   2,825   2,706   2,927
Glass fabrication.......    58,567    52,976    59,470    3,753  1,360   4,611   6,411   4,701   4,452
Installation and
 distribution...........    54,404    55,177    62,564    3,377  1,668   4,451   4,651   4,651   4,696
Corporate and other.....    36,096    20,679    29,413       56    244      52     104     132     141
Intersegment
 elimination............    (7,444)   (3,371)   (3,247)      --     --      --      --      --      --
                          --------  --------  --------  ------- ------ ------- ------- ------- -------
   Total................  $249,509  $251,456  $306,188  $12,974 $9,166 $14,046 $16,305 $15,110 $15,724
                          ========  ========  ========  ======= ====== ======= ======= ======= =======

Notes: Apogee's Commercial Construction Division has subsidiaries in Europe and Asia. In 1993 and 1992, net sales and identifiable assets of these units were less than 10% of Apogee's consolidated figures. During 1994, such operations had net sales and an operating loss of $65,021,000 and $887,000, respectively. At February 26, 1994, identifiable assets of the subsidiaries totaled $31,786,000. Foreign currency transaction gains or losses included in net earnings for 1992, 1993 and 1994 were immaterial.

  Apogee's export sales are less than 10% of consolidated net sales. No single customer, including government agencies, accounts for 10% or more of consolidated net sales. Intersegment sales are arms-length transactions. Segment operating profit (loss) is net sales less cost of sales and operating expenses. Operating income does not include provision for interest expense or income taxes. Other income (expense) includes miscellaneous corporate activity not allocable to business segments.

APOGEE ENTERPRISES, INC.

CONSUMER PRODUCTS

Apogee's Window Fabrication Division provides custom window blinds and shutters for the residential, commercial and institutional markets under the "Nanik" and "The Shuttery" brand names. In addition, Tru Vue and True Vue Miller Artboard (Glass Fabrication Division) are market leaders in conservation picture framing products. The Company's Viratec Thin Films joint venture produces anti-reflective and highly reflective thin film, optical grade coatings for personal computer anti-glare screens, electronic displays, projectors, laser scanners and similar equipment.

(Photograph--See Graphic Material Cross-Reference Page for description) NANIK'S designer venetian blinds are made from select hardwoods and require meticulous attention to detail throughout the production process.

(Photograph--See Graphic Material Cross-Reference Page for description)
TRU VUE is a leading supplier to professional picture framers of ultraviolet, light-blocking glass and acid-free matboard.

(Photograph--See Graphic Material Cross-Reference Page for description)
VIRATEC is a worldwide supplier of anti-reflective, contrast enhancing coatings on glass which improve the readability of computer monitors and other electronic displays.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Investment Considerations.................................................    6
Use of Proceeds...........................................................    7
Capitalization............................................................    7
Dividends and Price Range of Common Stock.................................    7
Selected Consolidated Financial Data......................................    8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    9
Business..................................................................   16
Management................................................................   23
Selling Shareholder.......................................................   24
Description of Capital Stock..............................................   24
Underwriting..............................................................   27
Legal Matters.............................................................   28
Experts...................................................................   28
Index to Financial Statements.............................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 800,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                 ------------
                                   PROSPECTUS

                                 ------------

                                      LOGO

                                          , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     Graphic Material Cross-Reference Page

Page 2A includes a photograph of:

A photograph of Library of Congress, Washington, D.C. appears above the caption "Library of Congress, Washington, D.C."

First Bank Place, Minneapolis, Minnesota, showing the building in the Minneapolis skyline appears to the left of the caption "First Bank Place, Minneapolis, Minnesota."

A photograph of Grand Slam Canyon, Las Vegas, Nevada showing the five-acre theme park in the Las Vegas skyline appears below the caption "Grand Slam Canyon, Las Vegas, Nevada."

A drawing of the Petronas Towers, Kuala Lumpur, Malaysia appears below the caption "Petronas Towers, Kuala Lumpur, Malaysia."

Page 2B includes a drawing of a map of the continental United States indicating locations of Harmon Glass and The Glass Depot Locations, the locations of which are indicated on the map by dots for single Harmon Glass locations, triangles for multiple Harmon Glass retail locations and stars for Glass Depot wholesale locations. In addition, states in which Harmon Glass or Glass Depot operate are shaded on the map. The map is located to the left of the caption "Harmon Glass and the Glass Depot Locations."

A photograph of a Harmon Glass employee installing auto glass in an automobile appears below the caption "Harmon Glass."

A photograph of Harmon Glass Network employees working at their computer terminals and responding to telephone inquiries appears above the caption "The Harmon Glass Network."

A photograph of an employee at Viracon/Curvelite's facility measuring windshields appears above the caption "Viracon/Curvlite."

Inside Back Cover includes a photograph of Nanik blinds hung in a home appears to the left of the caption "NANIK'S.''

A photograph of a framed artwork appears above the caption "TRU VUE."

A photograph of a computer monitor and a Viratec anti-reflective glass filter appears above the caption "VIRATEC."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered, other than underwriting expenses and commissions. All such expenses are estimated, except for the SEC registration fee:

      SEC registration fee............................................  $  4,838
      NASD filing fee.................................................     1,903
      Accounting fees and expenses....................................    25,000
      Legal fees and expenses.........................................    60,000
      Printing and engraving expenses.................................    50,000
      Blue Sky qualification fees and expenses (including legal fees).     7,500
      Miscellaneous expenses..........................................    10,759
                                                                        --------
          Total.......................................................  $160,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is subject to Minnesota Statutes, Chapter 302A. Section 302A.51, provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity (as defined) of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceedings, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation, or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Reference is also made to Section 8 of the proposed form of Underwriting Agreement, filed as Exhibit 1 hereto.

  The Company has a Directors' and Officers' Liability Insurance Policy with coverage of $10 million, subject to various deductibles and exclusions from coverage. There is no coverage for liabilities arising in connection with the filing of a Registration Statement by the Company under the Securities Act of 1933 or under any underwriting agreement entered into in connection with the public offering of securities.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

      1      Form of Underwriting Agreement
      4.1    Specimen certificate representing the Common Stock of the Company
             (incorporated by reference to Exhibit 4A to the Company's Annual
             Report on Form 10-K for year ended February 29, 1992)
      4.2    Restated Articles of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3A to the Company's
             Annual Report on Form 10-K for the year ended February 27, 1988)
      4.3    Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3B to the Company's Annual Report on Form 10-
             K for the year ended February 29, 1992)
      4.6    Rights Agreement dated October 19, 1990 between the Company and
             American Stock Transfer Co. (incorporated by reference to the
             Company's Current Report on Form 8-A filed October 19, 1990)
     *5      Opinion of Dorsey & Whitney regarding legality
     *23.1   Consent of Dorsey & Whitney (included in their opinion filed as
             Exhibit 5)
     23.2    Consent of KPMG Peat Marwick LLP
     24      Powers of Attorney

- --------
*To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON SEPTEMBER 27, 1994.

                                          Apogee Enterprises, Inc.

                                                   /s/ Donald W. Goldfus
                                          By: _________________________________
                                                     Donald W. Goldfus
                                                 Chairman of the Board and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR CAPACITIES ON SEPTEMBER 27, 1994.

                   NAME                                        TITLE
                   ----                                        -----
           /s/ Donald W. Goldfus            Chairman and Chief Executive Officer
___________________________________________
             Donald W. Goldfus
          /s/ William G. Gardner            Secretary, Treasurer and Chief Financial
___________________________________________   Officer (principal financial and
            William G. Gardner                accounting officer)
                     *                      Director
___________________________________________
            Anthony L. Andersen
                     *                      President and Director
___________________________________________
            Gerald K. Anderson
                     *                      Director
___________________________________________
             Harry A. Hammerly
                     *                      Director
___________________________________________
             O. Walter Johnson
                     *                      Director
___________________________________________
              Jerry W. Levin
                     *                      Vice President and Director
___________________________________________
            James L. Martineau
                     *                      Director
___________________________________________
          Laurence J. Niederhofer
                     *                      Director
___________________________________________
             D. Eugene Nugent
          /s/ William G. Gardner
___________________________________________
            William G. Gardner
            * Attorney-in-fact

                                 EXHIBIT INDEX

                                                                           PAGE
 EXHIBIT NO.                                                               NO.
 -----------                                                               ----
     1       Form of Underwriting Agreement.............................
     4.1     Specimen certificate representing the Common Stock of the
             Company (incorporated by reference to Exhibit 4A to the
             Company's Annual Report on Form 10-K for year ended
             February 29, 1992)
     4.2     Restated Articles of Incorporation of the Company, as
             amended to date (incorporated by reference to Exhibit 3A to the Company's Annual Report on Form 10-K for the year ended
             February 27, 1988)
     4.3     Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3B to the Company's Annual Report on
             Form 10-K for the year ended February 29, 1992)
     4.6     Rights Agreement dated October 19, 1990 between the Company and American Stock Transfer Co. (incorporated by reference to the Company's Current Report on Form 8-A filed October
             19, 1990)
    * 5      Opinion of Dorsey & Whitney regarding legality
    *23.1    Consent of Dorsey & Whitney (included in their opinion
             filed as Exhibit 5)
     23.2    Consent of KPMG Peat Marwick LLP...........................
     24      Powers of Attorney.........................................

- --------
*  To be filed by amendment